ANNUAL REPORT
2024

International Bancshares Corporation

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INTERNATIONAL BANCSHARES CORPORATION
ALL BANKS MEMBER FDIC
MEMBER BANKS:

International Bank Of Commerce
1200 San Bernardo Avenue
Laredo, Texas 78040
(956) 722-7611

Laredo
7002 San Bernardo Ave.
(956) 728-0060

1002 Matamoros
(956) 726-6622

1300 Guadalupe
(956) 726-6601

2418 Jacaman Rd.
(956) 764-6161

5300 San Dario Ste. 440D
(956) 728-0063

5300 San Dario Ste. 202
(956) 728-0063

9710 Mines Road
(956) 728-0092

4501 San Bernardo
(956) 722-0485

7909 McPherson Ave.
(956) 728-0064

2442 San Isidro Pkwy
(956) 726-6611

2415 S. Zapata Hwy.
(956) 728-0061

5610 San Bernardo
(956) 726-6688

2320 Bob Bullock Loop 20
(956) 728-0062

4401 Highway 83 South
(956) 794-8140

1600 Water Street, Suite
B520
(956) 794-8180

Administration Center
2418 Jacaman Rd. (Rear)
(956) 722-7611

Service Center
2416 Cee Gee
(210) 821-4700

8770 Tesoro
(210) 821-4700

San Antonio
130 East Travis
(210) 518-2520

5029 Broadway
(210) 518-2523

6630 Callaghan
(210) 639-2960

2201 NW Military Dr.
(210) 366-0617

12400 Hwy. 281 North
(210) 369-2900

16339 Huebner Rd.
(210) 369-2974

8650 Fredericksburg
(210) 930-9811

1500 NE Lp. 410
(210) 281-2400

18750 Stone Oak Pkwy
(210) 496-6111

5300 Walzem Road
(210) 564-2300

11831 Bandera Road
(210) 369-2980

3119 SE Military Drive
(210) 354-6980

327 SW Loop 410
(210) 930-9825

938 SE Military Drive
(210) 930-9815

11002 Culebra
(210) 930-9850

Marble Falls
2401 Hwy. 281 North
(830) 693-4301

San Marcos
1081 Wonder World Dr.
(512) 353-1011

Luling
200 S. Pecan St.
(830) 875-2445

Corpus Christi
221 S. Shoreline
(361) 888-4000

6130 S. Staples
(361) 991-4000

4622 Everhart
(361) 903-7265

14066 Northwest Blvd.
(361) 903-7285

Flour Bluff
1317 Waldron Road
(361) 886-9950

Sinton
301 West Sinton
(361) 364-1230

Rockport
2701 Hwy. 35 North
(361) 729-0500

Aransas Pass
2501 W. Wheeler Ave.
(361) 729-0500

Portland
1800 US Hwy 181
(361) 886-9910

Port Lavaca
311 N. Virginia St.
(361) 552-9771

Bay City
1916 7th Street
(979) 245-5781

Victoria
6411 N. Navarro
(361) 575-8394

Houston
5615 Kirby Dr.
(713) 526-1211

8203 S. Kirkwood
(713) 285-2162

1001 McKinney Ste. 150
(713) 285-2140

3200 Woodridge, Ste. 1350
(713) 285-2266

3939 Montrose, Ste. W
(713) 285-2195

1545 Eldridge Parkway
(713) 285-2042

Sugarland
10570 State Hwy 6
(713) 285-2199

Katy
544 West Grand Parkway
(713) 285-2037

Eagle Pass
2395 E. Main Street
(830) 773-2313

2538 E. Main Street
(830) 773-2313

439 E. Main Street
(830) 773-2313

2305 Del Rio Blvd.
(830) 773-2313

455 S. Bibb Ave. Ste. 502
(830) 773-2313

2135 East Main Street
(830) 773-2313

Del Rio
2410 Dodson St.
(830) 775-4265

1507 Veterans Blvd
(830) 775-4265

2205 Veterans Blvd, Suite E9
(830) 775-4265

200 Veterans Blvd
(830) 775-4265

Austin
500 West 5th St.
(512) 397-4506

11400 Burnet Road Bldg. 46
(512) 397-4595

2817 E. Cesar Chavez
(512) 320-9650

12625 North IH 35 Bldg. D
(512) 397-4570

9900 South IH 35 Bldg. Y
(512) 397-4530

4025 S. FM 620
(512) 320-9575

Round Rock
1850 Gattis School Rd.
(512) 320-9530

First Equity
9606 N. Mopac Expressway Ste 100
(512) 346-8892

Cedar Park
301 W. Whitestone Blvd
(512) 397-4552

Commerce Bank
5800 San Dario
Laredo, Texas 78041
(956) 724-1616

2120 Saunders
(956) 724-1616

1200 Welby Court
(956) 724-1616

International Bank of Commerce, Zapata
908 N. US Highway 83
Zapata, TX 78076
(956) 765-8361

Roma
1702 E. Grant St.
(956) 849-1047

Alice
2001 E. Main St.
(361) 661-1211

Rio Grande City
4015 E. Hwy. 83
(956) 487-5531

4534 E. Hwy. 83
(956) 487-5531

4031 E. Hwy 83
(956) 487-5535

Hebbronville
401 N. Smith Ave.
(361) 527-2645

Kingsville
1320 General Cavazos Blvd
(361) 516-1040

Beeville
802 E. Houston St.
(361) 358-8700

International Bank of Commerce, Brownsville
1600 Ruben Torres Blvd
Brownsville, TX 78526-1831
(956) 547-1000

Brownsville
1623 Central Blvd.
(956) 547-1321

4520A E. 14th St.
(956) 547-1300

79 E. Alton Gloor Blvd
(956) 547-1361

2370 N. Expressway
(956) 547-1380

630 E. Elizabeth St.
(956) 547-1353

3600 W. Alton Gloor Blvd.
(956) 547-1390

McAllen
One S. Broadway
(956) 686-0263

7124 N. 23rd.
(956) 630-9310

301 S. 10th St.
(956) 688-3610

3600 N.10th. St.
(956) 688-3690

2200 S. 10th St. (La Plaza East)
(956) 688-3670

820 S. Jackson Road
(956) 630-9360

2200 S. 10th St. (La Plaza West)
(956) 688-3660

2225 Nolana
(956) 688-3600

1200 E. Jackson
(956) 688-3685

2800 Nolana
(956) 688-3620

2900 West Expressway 83
(956) 630-9350

South Padre Island
911 Padre Blvd.
(956) 761-6156

Port Isabel
1401 W. Hwy. 100
(956) 943-2108

Alamo
1421 West Frontage Rd.
(956) 688-3645

Alton
215 West Main Ave.
(956) 630-9319

Edinburg
400 S. Closner
(956) 688-3640

4101 S. McColl
(956) 630-9337

1724 W. University Dr. Ste. B
(956) 688-3680

2205 W. University Dr.
(956) 630-9340

Penitas
1705 Expressway 83
(956) 630-9347

Harlingen
501 S. Dixieland Rd.
(956) 428-6902

321 S. 77th Sunshine Strip
(956) 428-6454

1801 W. Lincoln
(956) 547-1432

Mission
900 N. Bryan Rd.
(956) 688-3630

200 E. Griffin Pkwy
(956) 632-3512

2410 E. Expressway 83
(956) 688-3625

121 S. Shary Rd.
(956) 630-9365

Pharr
401 South Cage
(956) 688-3635

1007 North I Rd.
(956) 688-3655

Weslaco
606 S. Texas Blvd.
(956) 688-3605

1310 N. Texas
(956) 968-5551

Hidalgo
1023 S. Bridge
(956) 688-3665

San Juan
108 E. FM 495
(956) 630-9320

Palmhurst
215 E. Mile 3 Rd.
(956) 688-3675

International Bank of Commerce, Oklahoma
3817 NW Expressway, Suite 100
Oklahoma City, Ok
(405) 775-8001

Ardmore
2302 12th Ave.
(580) 223-0345

Broken Arrow
6412 S. Elm Pl.
(918) 497-2492

8112 Garnett Rd.
(918) 497-2840

Chickasha
628 W. Grand Ave.
(405) 775-8052

Claremore
1050 N. Lynn Riggs Blvd.
(918) 497-2456

Edmond
1812 E 15th St.
(405) 775-8061

421 S. Santa Fe Ave.
(405) 775-8055

Duncan
3903 N. Hwy 81
(580) 255-9055

Tulsa
1951 S. Yale Ave.
(918) 497-2452

4202 S. Garnett
(918) 497-2880

2250 E. 73rd St
(918) 497-2400

1 E. 5th St.
(918) 497-2499

8202 E. 71st St
(918) 497-2454

5302 E. Skelly Dr.
(918) 497-2453

Chandler
3108 E. 1st St.
(405) 258-2351

Oklahoma City
100 W. Park Ave.
(405) 775-8093

10500 S. Pennsylvania Ave
(405) 775-8058

2301 N. Portland Ave.
(405) 775-8068

12241 N. May Ave.
(405) 775-8059

4902 N. Western Ave.
(405) 775-8054

14001 N. McArthur Blvd
(405) 775-1710

Lawton
2101 W. Gore
(580) 355-0253

6425 NW Cache Rd.
(580) 250-4311

Miami
2520 N. Main
(918) 542-4411

Midwest City
2200 S. Douglas Blvd.
(405) 775-8057

Sapulpa
911 E. Taft St.
(918) 497-2458

Shawnee
2513 N. Harrison Ave.
(405) 775-8067

Sulphur
2009 W. Broadway Ave.
(580) 622-3118

Bethany
7723 NW 23rd St.
(405) 775-8063

Guthrie
120 N. Division St.
(405) 775-8064

Moore
901 SW 19th
(405) 775-1720

Pauls Valley
700 W. Grant Ave.
(405) 238-7318

Purcell
430 W. Lincoln St.
(405) 775-8094

Sand Springs
3402 State Hwy. 97
(918) 497-2459

Stillwater
1900 N. Perkins Rd.
(405) 372-0889

Owasso
9350 N. Garnett
(918) 497-2835

Norman
1461 24th Ave.
(405) 775-8069

Lindsay
209 E. Cherokee
(405) 756-4494

Bixby
11886 S. Memorial
(918) 497-2855

Dallas, TX
3800 Maple Ave. Ste. 100
(469) 357-3805

As used in this report, the words "Company," "we," "us," and "our" refer to International Bancshares Corporation, a Texas corporation, its five wholly owned subsidiary banks ("Subsidiary Banks"), and its other subsidiaries. The information that follows may contain forward-looking statements, which involve various risks and uncertainties, including those identified in Item 1A (Risk Factors) of our Annual Report on Form 10-K for the year ended December 31, 2024, and are qualified as indicated under "Cautionary Notice Regarding Forward-Looking Information" in Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) of this report. Our website address is www.ibc.com.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

(Consolidated)

The following consolidated selected financial data is derived from our audited financial statements as of and for the five years ended December 31, 2024. The following consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes in this report.

SELECTED FINANCIAL DATA

	AS OF OR FOR THE YEARS ENDED DECEMBER 31,				
	2024	2023	2022	2021	2020
	(Dollars in Thousands, Except Per Share Data)				
STATEMENT OF CONDITION					
Assets	$ 15,738,852	$ 15,066,189	$ 15,501,476	$ 16,046,236	$ 14,029,467
Investment securities available-for-sale	4,987,916	4,822,341	4,417,796	4,213,920	3,080,768
Net loans	8,653,289	7,901,892	7,304,631	7,098,777	7,432,695
Deposits	12,111,844	11,824,554	12,660,007	12,617,877	10,721,860
Other borrowed funds	10,541	10,745	10,944	436,138	436,327
Junior subordinated deferrable interest debentures	108,868	108,868	134,642	134,642	134,642
Shareholders' equity	2,796,707	2,447,774	2,044,759	2,308,481	2,177,998
INCOME STATEMENT					
Interest income	$ 865,982	$ 800,162	$ 525,781	$ 398,103	$ 427,008
Interest expense	209,263	136,661	38,156	26,831	39,119
Net interest income	656,719	663,501	487,625	371,272	387,889
Provision for probable credit losses	31,802	34,576	21,651	7,955	45,379
Non-interest income	176,922	169,941	187,134	222,326	150,579
Non-interest expense	293,119	275,354	270,469	263,316	281,331
Income before income taxes	508,720	523,512	382,639	322,327	211,758
Income taxes	99,553	111,744	82,407	68,405	44,439
Net income	409,167	411,768	300,232	253,922	167,319
Net income available to common shareholders	$ 409,167	$ 411,768	$ 300,232	$ 253,922	$ 167,319
Per common share:					
Basic	$ 6.58	$ 6.63	$ 4.79	$ 4.01	$ 2.63
Diluted	$ 6.57	$ 6.62	$ 4.78	$ 4.00	$ 2.62

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations represents an explanation of significant changes in our financial position and results of our operations on a consolidated basis for the three-year period ended December 31, 2024. The following discussion should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2024, and the Selected Financial Data and Consolidated Financial Statements included elsewhere herein.

Special Cautionary Notice Regarding Forward-Looking Information

Certain matters discussed in this report, excluding historical information, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by those sections. Although we believe such forward-looking statements are based on reasonable assumptions, no assurance can be given that every objective will be reached. The words "estimate," "expect," "intend," "believe" and "project," as well as other words or expressions of a similar meaning, are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this report. Such statements are based on current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors.

Risk factors that could cause actual results to differ materially from any results that we project, forecast, estimate, or budget in forward-looking statements include, among others, the following possibilities:

- Local, regional, national, and international economic business conditions and the impact they may have on us, our customers, and such customers' ability to transact profitable business with us, including the ability of our borrowers to repay their loans according to their terms or a change in the value of the related collateral.
- Volatility and disruption in national and international financial markets.
- The imposition of new or increased international tariffs and the impact of potential retaliatory tariffs, which may impact our subsidiary banks' business and operations with Mexico.
- Government intervention in the U.S. financial system.
- The unavailability of funding from the FHLB, the Federal Reserve Bank ("FRB") or other sources in the future could adversely impact our growth strategy, prospects, and performance.
- Changes in consumer spending, borrowing, and saving habits.
- Changes in interest rates and market prices, including changes in federal regulations on the payment of interest on demand deposits.
- Changes in our ability to retain or access deposits due to changes in public confidence in the banking system and the potential threat of bank-run contagion fueled by, among other factors, economic instability, inflationary pressures, the public's increased exposure to social media, and the rapid speed at which communication and coordination via social media can occur.
- Changes in the capital markets we utilize, including changes in the interest rate environment that may reduce margins.
- Changes in state and/or federal laws and regulations, including, the impact of the Consumer Financial Protection Bureau ("CFPB") as a regulator of financial institutions, changes in the accounting, tax, and regulatory treatment of trust-preferred securities, as well as changes in banking, tax, securities, insurance, employment, environmental, and immigration laws and regulations and the risk of litigation that may follow.
- Changes in U.S.—Mexico trade, including reductions in border crossings and commerce, integration, and implementation of the United States-Mexico-Canada Agreement, the possible imposition of tariffs on imported goods from Mexico, and the potential retaliatory tariffs that Mexico may impose on the United States.

- Political instability in, and strained geopolitical relations between, the United States and Mexico.
- General instability of economic and political conditions in the United States, including inflationary pressures, increased interest rates, economic slowdown or recession, low productivity growth, declining business investment, concerns regarding the level of U.S. debt, and escalating geopolitical tensions.
- The reduction of deposits from nonresident alien individuals due to the Internal Revenue Service rules requiring U.S. financial institutions to report deposit interest payments made to such individuals.
- The loss of senior management or operating personnel.
- The timing, impact, and other uncertainties of the potential future acquisitions, as well as our ability to maintain our current branch network and enter new markets to capitalize on growth opportunities.
- Additions to our allowance for credit loss ("ACL") as a result of changes in local, national, or international conditions which adversely affect our customers.
- Greater than expected costs or difficulties related to the development and integration of new products and lines of business.
- Increased labor costs and effects related to health care reform and other laws, regulations, and legal developments impacting labor costs.
- Impairment of carrying value of goodwill could negatively impact our earnings and capital.
- Changes in the soundness of other financial institutions with which we interact.
- Political instability in the United States or Mexico.
- Technological changes or system failures or breaches of our network security, as well as other cybersecurity risks, could subject us to increased operating costs, litigation, and other liabilities.
- Potential loss of revenue streams and reduction of lower cost deposits as a source of funds resulting from the rise in bank-like products and services from financial technology companies and other alternative financial providers, including blockchain-based financial products and banking-as-a-service platforms.
- Changes in the regulatory landscape for cryptocurrencies, decentralized finance, and fintech services that favor alternative financial products, which may subject us to additional competitive pressures and reduce the demand for traditional banking services.
- Increased compliance and operational costs associated with investing in, adapting to, integrating, and competing with technological developments that incorporate artificial intelligence ("AI") into banking services and products.
- Flaws in our introduction and use of AI technologies, which could result in increased exposure to security vulnerabilities, data inconsistencies, operational disruptions, and technological inefficiencies that could hamper the customer experience, negatively impact transaction processing, and undermine our risk-management processes.
- Acts of war or terrorism.
- Natural disasters or other adverse external events such as pandemics or epidemics.
- Reduced earnings resulting from the write-down of the carrying value of securities held in our securities available-for-sale portfolios.
- The effect of changes in accounting policies and practices by the Public Company Accounting Oversight Board ("PCAOB"), the Financial Accounting Standards Board ("FASB") and other accounting standards setters.
- The costs and effects of regulatory developments or regulatory or other governmental inquiries and the results of regulatory examinations or reviews and obtaining regulatory approvals.
- The effect of any supervisory and enforcement efforts by the CFPB related to its unfair, deceptive, or abusive acts or practices authority concerning fees charged by financial institutions including late, non-sufficient funds, and overdraft fees, as well as the effect of any other regulatory or legal developments that limit fees and/or overdraft services.

- Monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the FRB.
- The reduction of income and possible increase in required capital levels related to the adoption of legislation and the implementing rules and regulations, including those that establish debit card interchange fee standards and prohibit network exclusivity arrangements and routing restrictions.
- The increase in required capital levels related to the implementation of capital and liquidity rules of the federal banking agencies that address or are impacted by the Basel III capital and liquidity standards.
- The enhanced due diligence burden imposed on banks related to the banks' inability to rely on credit ratings under the Dodd-Frank Act.
- The failure or circumvention of our internal controls and risk management, policies, and procedures.

Forward-looking statements speak only as of the date on which such statements are made. It is not possible to foresee or identify all such factors. We make no commitment to update any forward-looking statement, or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement, unless required by law.

Overview

We are headquartered in Laredo, Texas, with 166 facilities and 255 ATMs, providing banking services for commercial, consumer, and international customers of north, south, central and southeast Texas and the State of Oklahoma. We are one of the largest independent commercial bank holding companies headquartered in Texas. We, through our Subsidiary Banks, are in the business of gathering funds from various sources and investing those funds in order to earn a return. We, either directly or through a Subsidiary Bank, own one insurance agency, a liquidating subsidiary; a fifty-percent interest in an investment banking unit that owns a broker/dealer; a controlling interest in four merchant banking entities; and a majority ownership interest in a real-estate development partnership. Our primary earnings come from the spread between the interest earned on interest-bearing assets and the interest paid on interest-bearing liabilities. In addition, we generate income from fees on products offered to commercial, consumer, and international customers. The sales team of each of our Subsidiary Banks aims to match the right mix of products and services to each customer to best serve the customer's needs. That process entails spending time with customers to assess their needs and servicing the sales arising from those discussions on a long-term basis. Our Subsidiary Banks have various compensation plans, including incentive-based compensation, for fairly compensating employees. Our Subsidiary Banks also have a robust process in place to review sales that support the incentive-based compensation plan to monitor the quality of the sales and identify any significant irregularities, a process that has been in place for many years.

One of our primary goals is to grow net interest income and non-interest income while adequately managing credit risk, interest rate risk and expenses. Effective management of capital is one of our critical objectives. A key measure of the performance of a banking institution is the return on average common equity ("ROE"). Our ROE for the year ended December 31, 2024 was 13.66% as compared to 15.41% for the year ended December 31, 2023.

We are highly active in facilitating trade along the United States border with Mexico. We do a significant amount of business with customers domiciled in Mexico and deposits from persons and entities domiciled in Mexico comprise a large and stable portion of the deposit base of our Subsidiary Banks. We also serve the growing Hispanic population through our facilities located throughout north, south, central, and southeast Texas and the State of Oklahoma.

Future economic conditions remain uncertain and the impact of those conditions on our business also remains uncertain. Our business depends on the willingness and ability of our customers to conduct banking and other financial transactions. Our revenue streams, including service charges on deposits and banking and non-banking service charges and fees (ATM and interchange income), may be impacted in the future if economic conditions deteriorate. Expense control is an essential element of our long-term profitability. It has been a constant focus of ours for many years and is especially critical during periods of economic uncertainty. We have kept that focus in mind as we continue to look at operations, create efficiencies, and institute cost-control protocols at all levels. We will continue to closely monitor our efficiency ratio, a measure of non-interest expense to net interest income plus non-interest income and our overhead burden ratio, a ratio of our operating expenses against total assets. We use these measures in determining if we are accomplishing our long-term goals of controlling our costs in order to provide superior returns to our shareholders.

Results of Operations

Summary

Consolidated Statements of Condition Information

	December 31, 2024	December 31, 2023	Percent Increase (Decrease)
	(Dollars in Thousands)		
Assets..	$ 15,738,852	$ 15,066,189	4.5 %
Net loans	8,653,289	7,901,892	9.5
Deposits.......................................	12,111,844	11,824,554	2.4
Securities sold under repurchase agreements	535,322	530,416	0.9
Other borrowed funds...................................	10,541	10,745	(1.9)
Junior subordinated deferrable interest debentures............	108,868	108,868	—
Shareholders' equity....................................	2,796,707	2,447,774	14.3

Consolidated Statements of Income Information

	Year Ended December 31, 2024	Year Ended December 31, 2023	Percent Increase (Decrease) 2024 vs. 2023	Year Ended December 31, 2022	Percent Increase (Decrease) 2023 vs. 2022
	(Dollars in Thousands, Except Per Share Data)				
Interest income	$ 865,982	$ 800,162	8.2 %	$ 525,781	52.2 %
Interest expense.......................	209,263	136,661	53.1	38,156	258.2
Net interest income	656,719	663,501	(1.0)	487,625	36.1
Provision for probable credit losses........	31,802	34,576	(8.0)	21,651	59.7
Non-interest income	176,922	169,941	4.1	187,134	(9.2)
Non-interest expense....................	293,119	275,354	6.5	270,469	1.8
Net income...........................	409,167	411,768	(0.6)	300,232	37.1
Per common share:					
Basic	$ 6.58	$ 6.63	(0.8)%	$ 4.79	38.4 %
Diluted............................	6.57	6.62	(0.8)	4.78	38.5

Net Income

Net income for the year ended December 31, 2024 decreased by approximately 0.6% compared to the same period of 2023 and net income for the year ended December 31, 2023 increased by approximately 37.1% compared to the same period of 2022. Net income for the year ended December 31, 2024 and the year ended December 31, 2023 was positively impacted by an increase in interest income earned on our investment and loan portfolios driven primarily by both an increase in the size of the portfolios and the rate environment, which remains elevated as a result of FRB actions to raise interest rates in recent years. Net interest income for the same periods has been negatively impacted by an increase in interest expense, primarily driven by increases on rates paid on deposits. We closely monitor rates paid on deposits to remain competitive in the current economic environment and retain deposits.

Net Interest Income

Net interest income is the spread between income on interest-earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets, such as deposits, repurchase agreements and funds borrowed. Net interest income is our largest source of revenue. Net interest income is affected by both changes in the level of interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. Tax-exempt yields have not been adjusted to a tax-equivalent basis.

	For the years ended December 31,		
	2024 Average Rate/Cost	2023 Average Rate/Cost	2022 Average Rate/Cost
Assets			
Interest earning assets:			
Loan, net of unearned discounts:			
Domestic	8.18 %	8.13 %	5.69 %
Foreign	6.58	5.57	3.49
Investment securities:			
Taxable	2.93	2.56	1.66
Tax-exempt	3.88	3.86	3.60
Other	4.91	4.80	1.63
Total interest-earning assets	6.07 %	5.77 %	3.62 %
Liabilities			
Interest bearing liabilities:			
Savings and interest bearing demand deposits	1.82 %	1.34 %	0.27 %
Time deposits:			
Domestic	3.62	2.35	0.64
Foreign	3.67	2.37	0.40
Securities sold under repurchase agreements	3.63	3.15	0.52
Other borrowings	2.62	2.61	1.75
Junior subordinated deferrable interest debentures	7.13	7.01	3.74
Total interest bearing liabilities	2.65 %	1.86 %	0.49 %

The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net income and net interest margin. The yield on average interest-earning assets increased 5.2% from 5.77% in 2023 to 6.07% in 2024, and the rates paid on average interest-bearing liabilities increased 42.5% from 1.86% in 2023 to 2.65% in 2024. The yield on average interest-earning assets increased 59.4% from 3.62% in 2022 to 5.77% in 2023, and the rates paid on average interest-bearing liabilities increased 279.6% from 0.49% in 2022 to 1.86% in 2023.

The following table analyzes the changes in net interest income during 2024, 2023, and 2022 and the relative effect of changes in interest rates and volumes for each major classification of interest-earning assets and interest-bearing liabilities. Non-accrual loans have been included in assets for the purpose of this analysis, which reduces the resulting yields:

	2024 compared to 2023 Net increase (decrease) due to			2023 compared to 2022 Net increase (decrease) due to		
	Volume(1)	Rate(1)	Total	Volume(1)	Rate(1)	Total
	(Dollars in Thousands)			(Dollars in Thousands)		
Interest earned on:						
Loans, net of unearned discounts:						
Domestic	$ 56,762	4,013	$ 60,775	$ 31,220	183,260	$ 214,480
Foreign	(879)	1,336	457	321	3,070	3,391
Investment securities:						
Taxable	1,827	19,508	21,335	10,926	46,237	57,163
Tax-exempt	(146)	33	(113)	3,297	421	3,718
Other	(17,208)	574	(16,634)	(31,924)	27,553	(4,371)
Total interest income	$ 40,356	$ 25,464	$ 65,820	$ 13,840	$ 260,541	$ 274,381
Interest incurred on:						
Savings and interest bearing demand deposits	$ 319	21,256	$ 21,575	$ (489)	48,140	$ 47,651
Time deposits:						
Domestic	3,595	14,247	17,842	(226)	16,860	16,634
Foreign	6,295	19,673	25,968	499	24,868	25,367
Securities sold under repurchase agreements	4,680	2,900	7,580	(40)	12,305	12,265
Other borrowings	(2)	—	(2)	(6,591)	93	(6,498)
Junior subordinated deferrable interest debentures	(469)	108	(361)	(703)	3,789	3,086
Total interest expense	$ 14,418	$ 58,184	$ 72,602	$ (7,550)	$ 106,055	$ 98,505
Net interest income	$ 25,938	$ (32,720)	$ (6,782)	$ 21,390	$ 154,486	$ 175,876

(1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

The increase in net interest income for the years ended December 31, 2024 and December 31, 2023 is primarily attributable to an increase in interest income earned on our investment and loan portfolios, driven by both an increase in the size of such portfolios and the current rate environment, which remains elevated due to the FRB raising interest rates in 2022 and 2023. The increase in interest income is being offset by an increase in interest expense due to changes in rates we pay on deposits to remain competitive with our competitors. Net interest income is the spread between income on interest earning assets (e.g. loans and securities) and the interest expense on liabilities used to fund those assets (e.g. deposits, repurchase agreements and funds borrowed). As part of our strategy to manage interest rate risk, we strive to manage both assets and liabilities so that interest sensitivities match. One method of calculating interest rate sensitivity is through gap analysis. A gap is the difference between the amount of interest rate sensitive assets and interest rate sensitive liabilities that re-price or mature in a given time period. Positive gaps occur when interest rate sensitive assets exceed interest rate sensitive liabilities, and negative gaps occur when interest rate sensitive liabilities exceed interest rate sensitive assets. A positive gap position in a period of rising interest rates should have a positive effect on net interest income as assets will re-price faster than liabilities. Conversely, net interest income should contract somewhat in a period of falling interest rates. Our management can quickly change our interest rate position as market conditions dictate. Additionally, interest rate changes do not affect all categories of assets and liabilities equally or at the same time. Analytical techniques we employ to supplement gap analysis include simulation analysis to quantify interest rate risk exposure. The gap analysis prepared by management is reviewed by our Investment Committee at least twice a year. The Investment Committee is comprised of certain members of the board of directors and senior managers of the various Subsidiary Banks. Management currently believes that we are properly positioned for interest rate changes; however, management may adjust the interest rate sensitive assets and liabilities in order to manage the effect of interest rate changes, as needed.

Allowance for Credit Losses

The ACL decreased 0.3% to $156,537,000 at December 31, 2024 from $157,069,000 at December 31, 2023. The provision for credit losses charged to expense decreased $2,774,000 to $31,802,000 for the year ended December 31, 2024 from $34,576,000 for the same period in 2023.

The following table summarizes loan balances at the end of each year and average loans outstanding during the year and the following ratios: nonaccrual loans to total loans, nonaccrual loans to the ACL, charge-offs to average loans, by loan type, and total charge-off to average total loans:

		2024		2023		2022
		(Dollars in Thousands)				
Allowance for credit losses to total loans outstanding		1.78 %		1.95 %		1.70 %
Allowance for credit losses	$	156,537	$	157,069	$	125,972
Loans, net of unearned discounts	$	8,809,826	$	8,058,961	$	7,430,603
Nonaccrual loans to total loans outstanding		1.92 %		0.59 %		0.70 %
Nonaccrual loans	$	169,136	$	47,170	$	51,648
Loans, net of unearned discounts	$	8,809,826	$	8,058,961	$	7,430,603
Allowance for credit losses to nonaccrual loans		92.55 %		332.98 %		243.90 %
Allowance for credit losses	$	156,537	$	157,069	$	125,972
Nonaccrual loans	$	169,136	$	47,170	$	51,648
Net charge-offs during the period to average loans outstanding:						
Commercial		2.07 %		0.64 %		0.61 %
Net charge-offs during the period	$	34,149	$	9,664	$	9,050
Average amount outstanding	$	1,648,339	$	1,498,990	$	1,472,338
Commercial real estate: other construction and land development		0.10 %		— %		— %
Net charge-offs during the period	$	2,228	$	—	$	2
Average amount outstanding	$	2,312,978	$	2,143,245	$	1,802,210
Commercial real estate: farmland and commercial		— %		— %		— %
Net charge-offs during the period	$	—	$	—	$	16
Average amount outstanding	$	2,865,358	$	2,604,677	$	2,541,380
Commercial real estate: multifamily.		— %		— %		— %
Net charge-offs during the period	$	—	$	—	$	—
Average amount outstanding	$	329,480	$	318,307	$	252,685
Residential: first lien		0.01 %		0.01 %		0.04 %
Net charge-offs during the period	$	46	$	43	$	160
Average amount outstanding	$	583,742	$	492,305	$	448,816
Residential: junior lien.		— %		0.07 %		0.01 %
Net charge-offs during the period	$	—	$	298	$	28
Average amount outstanding	$	437,882	$	423,690	$	420,062
Consumer.		0.40 %		0.42 %		0.55 %
Net charge-offs during the period	$	185	$	179	$	223
Average amount outstanding	$	46,570	$	42,917	$	40,399
Foreign.		— %		— %		— %
Net charge-offs during the period	$	—	$	—	$	—
Average amount outstanding	$	131,701	$	149,478	$	138,262
Total loans		0.44 %		0.13 %		0.13 %
Net charge-offs during the period	$	36,608	$	10,184	$	9,479
Average amount outstanding	$	8,356,050	$	7,673,609	$	7,116,152

(1) The average balances for purposes of the above table are calculated on the basis of daily balances.

The ACL has been allocated based on the amount management has deemed to be reasonably necessary to provide for the credit losses incurred within the following categories of loans at the dates indicated and the percentage of loans to total loans in each category:

	At December 31,					
	2024		2023		2022	
	Allowance	Percent of total	Allowance	Percent of total	Allowance	Percent of total
			(Dollars in Thousands)			
Commercial	$ 29,853	21.0 %	$ 35,550	20.2 %	$ 26,728	20.2 %
Commercial real estate: other construction and land development . . .	60,639	28.2	55,291	26.0	44,684	26.7
Commercial real estate: farmland & commercial	43,990	33.3	42,703	34.7	36,474	34.6
Commercial real estate: multifamily. . . .	4,869	3.5	5,088	4.7	3,794	4.1
Residential : first lien.	5,528	6.0	5,812	5.9	4,759	5.7
Residential: junior lien.	10,031	5.3	11,024	5.7	8,284	5.9
Consumer.	281	0.6	318	0.6	281	0.6
Foreign.	1,346	2.1	1,283	2.2	968	2.2
	$ 156,537	100.0 %	$ 157,069	100.0 %	$ 125,972	100.0 %

The ACL primarily consists of the aggregate ACLs of the Subsidiary Banks. The ACL's are established through charges to operations in the form of provisions for credit losses.

The Subsidiary Banks charge-off that portion of any loan which management considers to represent a loss as well as that portion of any other loan which is classified as a "loss" by bank examiners. Commercial, financial, and agricultural or real estate loans are generally considered by management to represent a loss, in whole or part, (i) when an exposure beyond any collateral coverage is apparent, (ii) when no further collection of the portion of the loan so exposed is anticipated based on actual results, (iii) when the credit enhancements, if any, are not adequate, and (iv) when the borrower's financial condition would so indicate. Generally, unsecured consumer loans are charged-off when 90 days past due.

The ACL is a reserve established through a provision for credit losses charged to expense, which represents management's best estimate of credit losses within the existing portfolio of loans based on our internal ACL calculation. While our management considers that it is generally able to identify borrowers with financial problems reasonably early and to monitor credit extended to such borrowers carefully, there is no precise method of predicting credit losses. The determination that a loan is likely to be uncollectible and that it should be wholly or partially charged-off as a loss is an exercise of judgment. Similarly, the determination of the adequacy of the ACL can be made only on a subjective basis. Our management believes that the ACL at December 31, 2024 was adequate to absorb expected losses from loans and other financial instruments in the portfolio at that date. See Critical Accounting Policies on page 20.

Non-Interest Income

	Year Ended December 31, 2024	Year Ended December 31, 2023	Percent Increase (Decrease) 2024 vs. 2023	Year Ended December 31, 2022	Percent Increase (Decrease) 2023 vs. 2022
			(Dollars in Thousands)		
Service charges on deposit accounts	$ 73,714	$ 73,933	(0.3)%	$ 72,781	1.6 %
Other service charges, commissions and fees					
Banking.	58,682	57,923	1.3	55,253	4.8
Non-banking.	10,352	9,546	8.4	8,568	11.4
Investment securities transactions, net.	(1)	(3)	(66.7)	—	(100.0)
Other investments, net.	13,133	9,601	36.8	17,538	(45.3)
Other income	21,042	18,941	11.1	32,994	(42.6)
Total non-interest income	$ 176,922	$ 169,941	4.1 %	$ 187,134	(9.2)%

Total non-interest income for the year ended December 31, 2024 increased by 4.1% compared to the same period of 2023. The increase can be primarily attributed to an increase in other investment income when compared to the same period of 2023. The decrease in 2023 was primarily attributed to losses recorded on certain merchant banking investments. Total non-interest income for the year ended December 31, 2023 decreased by 9.2% compared to 2022, which, as noted, was primarily impacted by some losses recorded on certain merchant banking investments. Other income for the year ended December 31, 2023 compared to 2022 primarily due to gains on the sale of some properties from our branch network as in 2022.

Non-Interest Expense

	Year Ended December 31, 2024	Year Ended December 31, 2023	Percent Increase (Decrease) 2024 vs. 2023	Year Ended December 31, 2022	Percent Increase (Decrease) 2023 vs. 2022
			(Dollars in Thousands)		
Employee compensation and benefits	$ 145,944	$ 134,441	8.6 %	$ 127,722	5.3 %
Occupancy	27,012	25,832	4.6	25,654	0.7
Depreciation of bank premises and equipment . .	22,524	21,944	2.6	21,821	0.6
Professional fees	15,726	14,000	12.3	11,292	24.0
Deposit insurance assessments	6,865	6,285	9.2	6,987	(10.0)
Net expense, other real estate owned	1,298	(3,983)	(132.6)	122	(3,364.8)
Advertising	6,289	5,010	25.5	4,588	9.2
Software and software maintenance.	21,093	20,046	5.2	15,271	31.3
Other.	46,368	51,779	(10.5)	57,012	(9.2)
Total non-interest expense	$ 293,119	$ 275,354	6.5 %	$ 270,469	1.8 %

Non-interest expense for the year ended December 31, 2024 increased by 6.5% compared to 2023 and can be primarily be attributed to continued increases in our employee compensation and benefit costs as we continue to review and adjust our compensation and benefits programs to recognize performance and retain our workforce. Non-interest expense for the year ended December 31, 2023 increased by 1.8% compared to 2022. The increase can be primarily attributed to an increase in our employee compensation and benefit costs and an increase in software and software maintenance costs. Non-interest expense for the year ended December 31, 2023 was also positively impacted by a net gain recognized on the operations and sales of certain of our other real estate owned. We continue to monitor and manage our controllable non-interest expenses through a variety of measures with the ultimate goal of ensuring we align non-interest expenses with our operations and revenue streams.

Effects of Inflation

The principal component of earnings is net interest income, which is affected by changes in the level of interest rates. Changes in rates of inflation affect interest rates. It is difficult to precisely measure the impact of inflation on net interest income because it is not possible to accurately differentiate between increases in net interest income resulting from inflation and increases resulting from increased business activity. Inflation also raises costs of operations, primarily those of employment and services.

Financial Condition

Investment Securities

The following tables set forth the average yield, by contractual maturities of debt investment securities, at December 31, 2024, except for the totals, which reflect the weighted average yields. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	Available for Sale Maturing			
	Within one year	After one but within five years	After five but within ten years	After ten years
	Adjusted Yield	Adjusted Yield	Adjusted Yield	Adjusted Yield
	(Dollars in Thousands)			
Residential mortgage-backed securities	3.99 %	2.55 %	3.06 %	3.12 %
Obligations of states and political subdivisions	—	—	4.03	4.15
Total	3.99 %	2.55 %	3.11 %	3.15 %

	Held to Maturity Maturing			
	Within one year	After one but within five years	After five but within ten years	After ten years
	Adjusted Yield	Adjusted Yield	Adjusted Yield	Adjusted Yield
	(Dollars in Thousands)			
Other securities	4.49 %	4.96 %	— %	— %
Total	4.49 %	4.96 %	— %	— %

Residential mortgage-backed securities are securities primarily issued by the Federal Home Loan Mortgage Corporation ("Freddie Mac"), Federal National Mortgage Association ("Fannie Mae"), and the Government National Mortgage Association ("Ginnie Mae"). Investments in residential mortgage-backed securities issued by Ginnie Mae are fully guaranteed by the U.S. government. Investments in residential mortgage-backed securities issued by Freddie Mac and Fannie Mae are not fully guaranteed by the U.S. government; however, we believe that the quality of the bonds is similar to other AAA rated bonds with limited credit risk, particularly given the placement of Fannie Mae and Freddie Mac into conservatorship by the federal government in 2008 and because securities issued by others that are collateralized by residential mortgage-backed securities issued by Fannie Mae or Freddie Mac are rated consistently as AAA rated securities.

Loans

The following table shows the amounts of loans outstanding as of December 31, 2024, which based on remaining scheduled repayments of principal are due in the years indicated. Also, the amounts due after one year are classified according to the sensitivity to changes in interest rates:

	Maturing				
	Within one year	After one but within five years	After five but within fifteen years	After fifteen years	Total
	(Dollars in Thousands)				
Commercial	$ 691,642	$ 895,548	$ 264,613	$ —	$ 1,851,803
Commercial real estate: other construction & land development	819,919	1,534,382	129,586	567	2,484,454
Commercial real estate: farmland & commercial	658,811	2,100,976	167,912	104	2,927,803
Commercial real estate: multifamily	193,613	107,347	8,198	957	310,115
Residential: first lien	20,436	126,175	54,004	329,469	530,084
Residential: junior lien	7,947	34,746	323,146	103,390	469,229
Consumer	31,632	18,030	82	33	49,777
Foreign	75,306	57,130	4,710	49,415	186,561
Total	$ 2,499,306	$ 4,874,334	$ 952,251	$ 483,935	$ 8,809,826

	Interest sensitivity	
	Fixed Rate	Variable Rate
	(Dollars in Thousands)	
Amount due after one year:		
Commercial	$ 122,871	$ 1,037,290
Commercial real estate: other construction & land development	5,859	1,658,676
Commercial real estate: farmland & commercial	177,959	2,091,033
Commercial real estate: multifamily	7,437	109,065
Residential: first lien	209,757	299,891
Residential: junior lien	436,475	24,807
Consumer	18,145	—
Foreign	16,366	94,889
Total	$ 994,869	$ 5,315,651

International Operations

On December 31, 2024, we had $186,561,000 (1.2% of total assets) in loans outstanding to borrowers domiciled in foreign countries, which included primarily borrowers domiciled in Mexico. The loan policies of our Subsidiary Banks generally require that loans to borrowers domiciled in foreign countries be primarily secured by assets located in the United

States or have credit enhancements in the form of guarantees from significant United States corporations. The composition of such loans as of December 31, 2024 and 2023 is presented below.

	For the year ended December 31,	
	2024	2023
	Amount of Loans	Amount of Loans
	(Dollars in Thousands)	
Secured by certificates of deposit in United States banks	$ 79,317	$ 95,570
Secured by United States real estate	63,785	51,215
Secured by other United States collateral (securities, gold, silver, etc.)	6,145	7,806
Unsecured	32,730	17,185
Other (principally Mexico real estate)	4,584	8,919
	$ 186,561	$ 180,695

Deposits

The following table illustrates the average amounts of deposits for the twelve months ended December 31, 2024 and December 31, 2023. Included in the table is our estimate of the amount of total uninsured deposits as of December 31, 2024 and December 31, 2023.

| | 2024 Average Balance | 2023 Average Balance |
	(Dollars in Thousands)	
Deposits:		
Demand—non-interest bearing		
Domestic	$ 3,932,432	$ 4,316,548
Foreign	867,670	983,317
Total demand non-interest bearing	4,800,102	5,299,865
Savings and interest bearing demand		
Domestic	3,252,588	3,269,907
Foreign	1,245,966	1,217,285
Total savings and interest bearing demand	4,498,554	4,487,192
Time certificates of deposit		
Domestic	1,134,834	985,189
Foreign	1,523,829	1,262,762
Total time, certificates of deposit	2,658,663	2,247,951
Total deposits	$ 11,957,319	$ 12,035,008
Uninsured Deposits:	$ 4,131,638	$ 3,998,626

Scheduled maturities of time deposits in amounts of $250,000 or more at December 31, 2024 and an estimate of uninsured time deposits, were as follows:

Due within 3 months or less	$	661,671
Due after 3 months and within 6 months		493,356
Due after 6 months and within 12 months		269,004
Due after 12 months		70,236
	$	1,494,267
Portion of time deposits that are uninsured	$	940,018

We offer a variety of deposit accounts having a wide range of interest rates and terms. We rely primarily on our high-quality customer service, sales programs, customer referrals, and advertising to attract and retain these deposits. Deposits provide the primary source of funding for our lending and investment activities, and the interest paid for deposits must be managed carefully to control the level of interest expense. Deposits at December 31, 2024 were $12,111,844,000, an increase of 2.4% from $11,824,554,000 at December 31, 2023. Deposit balances increased for the twelve months ended December 31, 2024 compared to the same period of 2023, however, they have continued to fluctuate as a result of increased general activities by customers and increased competition for deposits as a result of aggressive pricing by competitors. We have closely monitored the rates paid on deposits by competitors and have made changes to our pricing accordingly in order to remain competitive in an effort to retain deposits. The five separately chartered Subsidiary Banks within our holding company structure also allows us to work with customers to maximize their FDIC deposit insurance levels and provide additional levels of insured deposits.

Other Borrowed Funds

Other borrowed funds include FHLB borrowings which are long-term borrowings issued by the FHLB of Dallas at the market price offered at the time of funding. These borrowings are secured by residential mortgage-backed investment securities and a portion of our loan portfolio. At December 31, 2024, other borrowed funds totaled $10,541,000, a decrease of 1.9% from $10,745,000 at December 31, 2023.

Return on Equity and Assets

Certain key ratios for the years ended December 31, 2024, 2023, and 2022 follow [1]:

	Years ended December 31,		
	2024	**2023**	**2022**
Percentage of net income to:			
Average shareholders' equity	13.66 %	15.41 %	12.52 %
Average total assets	2.56	2.64	1.83
Percentage of average shareholders' equity to average total assets	18.76	17.13	14.63
Percentage of cash dividends per share to net income per share	20.07	19.00	24.84

[1] The average balances for purposes of the above table are calculated on the basis of daily balances.

Liquidity and Capital Resources

Liquidity

The maintenance of adequate liquidity provides our Subsidiary Banks with the ability to meet potential depositor withdrawals, provide for customer credit needs, maintain adequate statutory reserve levels and take full advantage of high-yield investment opportunities as they arise. Liquidity is afforded by access to financial markets and by holding appropriate amounts of liquid assets. Our Subsidiary Banks derive their liquidity largely from deposits of individuals and business entities. Deposits from persons and entities domiciled in Mexico comprise a stable portion of the deposit base of our Subsidiary Banks. Other important funding sources for our Subsidiary Banks during 2024 and 2023 were securities sold under repurchase agreements and large certificates of deposit, requiring management to closely monitor its asset/liability mix in terms of both rate sensitivity and maturity distribution. Our Subsidiary Banks have had a long-standing relationship with the FHLB and keep open, unused, lines of credit in order to fund liquidity needs. We maintain a sizable, high quality investment portfolio to provide significant liquidity. These securities can be sold or sold under agreements to repurchase, to provide immediate liquidity. The following table summarizes our short-term borrowing capacities, net of balances outstanding:

	December 31, 2024
	(in Thousands)
Unsecured fed funds lines available from commercial banks	$ 50,000
Unused borrowings capacity from FHLB [(1)]	2,810,093
Unused borrowings capacity under Federal Reserve discount window	520,739
Unpledged investment securities [(2)]	3,340,944
	$ 6,721,776

(1) FHLB borrowings are collateralized by a blanket floating lien on certain real estate secured loans and mortgage finance assets

(2) Market value

Asset/Liability Management

Our funds management policy has as its primary focus the measurement and management of the Subsidiary Banks' earnings at risk in the face of rising or falling interest rate forecasts. The earliest and most simplistic concept of earnings at risk measurement is the gap report, which is used to generate a rough estimate of the vulnerability of net interest income to changes in market rates as implied by the relative re-pricings of assets and liabilities. The gap report calculates the difference between the amounts of assets and liabilities re-pricing across a series of intervals in time, with emphasis typically placed on the one-year period. This difference, or gap, is usually expressed as a percentage of total assets.

If an excess of liabilities over assets matures or re-prices within the one-year period, the statement of condition is said to be negatively gapped. This condition is sometimes interpreted to suggest that an institution is liability-sensitive, indicating that earnings would suffer from rising rates and benefit from falling rates. If a surplus of assets over liabilities occurs in the one-year time frame, the statement of condition is said to be positively gapped, suggesting a condition of asset sensitivity in which earnings would benefit from rising rates and suffer from falling rates.

The gap report thus consists of an inventory of dollar amounts of assets and liabilities that have the potential to mature or re-price within a particular period. The flaw in drawing conclusions about interest rate risk from the gap report is that it takes no account of the probability that potential maturities or re-pricings of interest-rate-sensitive accounts will occur, or at what relative magnitudes. Because simplicity, rather than utility, is the only virtue of gap analysis, financial institutions increasingly have either abandoned gap analysis or accorded it a distinctly secondary role in managing their interest-rate risk exposure.

The net interest rate sensitivity at December 31, 2024, is illustrated in the following table. This information reflects the balances of assets and liabilities whose rates are subject to change. As indicated in the table below, we are asset sensitive through all of the time periods illustrated. The table shows the sensitivity of the statement of condition at one point in time and is not necessarily indicative of the position at future dates.

INTEREST RATE SENSITIVITY
(Dollars in Thousands)

December 31, 2024	Rate/Maturity				
	3 Months or Less	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
	(Dollars in Thousands)				
Rate sensitive assets					
Investment securities.	$ 267,848	$ 709,478	$ 3,867,643	$ 152,741	$ 4,997,710
Loans, net of non-accruals	7,233,859	190,470	475,752	740,609	8,640,690
Total earning assets	$ 7,501,707	$ 899,948	$ 4,343,395	$ 893,350	$ 13,638,400
Cumulative earning assets.	$ 7,501,707	$ 8,401,655	$ 12,745,050	$ 13,638,400	
Rate sensitive liabilities					
Time deposits.	$ 1,267,887	$ 1,463,110	$ 168,544	$ 2	$ 2,899,543
Other interest bearing deposits	4,599,957	—	—	—	4,599,957
Securities sold under repurchase agreements	534,252	1,070	—	—	535,322
Other borrowed funds	—	—	—	10,541	10,541
Junior subordinated deferrable interest debentures	108,868	—	—	—	108,868
Total interest bearing liabilities	$ 6,510,964	$ 1,464,180	$ 168,544	$ 10,543	$ 8,154,231
Cumulative sensitive liabilities.	$ 6,510,964	$ 7,975,144	$ 8,143,688	$ 8,154,231	
Repricing gap.	$ 990,743	$ (564,232)	$ 4,174,851	$ 882,807	$ 5,484,169
Cumulative repricing gap	990,743	426,511	4,601,362	5,484,169	
Ratio of interest-sensitive assets to liabilities	1.15	0.61	25.77	84.73	1.67
Ratio of cumulative, interest-sensitive assets to liabilities.	1.15	1.05	1.57	1.67	

The detailed inventory of statement of condition items contained in gap reports is the starting point of income simulation analysis. Income simulation analysis also focuses on the variability of net interest income and net income, but without the limitations of gap analysis. In particular, the fundamental, but often unstated, assumption of the gap approach that every statement of condition item that can re-price will do so to the full extent of any movement in market interest rates is taken into consideration in income simulation analysis.

Accordingly, income simulation analysis captures not only the potential of assets and liabilities to mature or re-price, but also the probability that they will do so. Moreover, income simulation analysis focuses on the relative sensitivities of these balance sheet items and projects their behavior over an extended period of time in a motion picture rather than snapshot fashion. Finally, income simulation analysis permits management to assess the probable effects on balance sheet items not only of changes in market interest rates, but also of proposed strategies for responding to such changes. We and many other institutions rely primarily upon income simulation analysis in measuring and managing exposure to interest rate risk.

We have established guidelines for acceptable volatility of projected net interest income on the income simulation analysis and the guidelines are reviewed at least annually. As of December 31, 2024, in decreasing rate scenarios of -100, -200, -300 and -400 basis points and in rising rate scenarios of +100, +200, +300 and +400 basis points, the guidelines established by management require that the net interest income not vary by more than minus 15%, 15%, 15%, and 20%, respectively, for the first 12-month period projected. At December 31, 2024, the most recent income simulations show that a rate shift of -100, -200, -300, -400, +100, +200, +300 and +400 basis points in interest rates up will vary projected net interest income for the coming 12-month period by -3.51%, -6.57%, -9.22%, -11.67% +3.32%, +6.5%, +9.63% and +12.76%, respectively. The basis point shift in interest rates is a hypothetical rate scenario used to calibrate risk and does not necessarily represent management's current view of future market developments. We believe that we are properly positioned for a potential interest rate increase or decrease.

All the measurements of risk described above are made based upon our business mix and interest rate exposures at the particular point in time. The exposure changes continuously as a result of our ongoing business and our risk management initiatives. While management believes these measures provide a meaningful representation of our interest rate sensitivity, they do not necessarily take into account all business developments that have an effect on net income, such as changes in credit quality or the size and composition of the statement of condition.

Our principal sources of liquidity and funding dividends from subsidiaries and borrowed funds, with such funds being used to finance our cash flow requirements. We closely monitor the dividend restrictions and availability from our Subsidiary Banks as disclosed in Note 18 of the Notes to Consolidated Financial Statements. At December 31, 2024, the aggregate amount legally available to be distributed to us from our Subsidiary Banks as dividends was approximately $1,440,000,000, assuming that each Subsidiary Bank continues to be classified as "well capitalized" under the applicable regulations in effect at December 31, 2024. The restricted capital (capital and surplus) of our Subsidiary Banks was approximately $1,454,738,000 as of December 31, 2024. The undivided profits of our Subsidiary Banks were approximately $1,998,355,000 as of December 31, 2024.

At December 31, 2024, we had outstanding $10,541,000 in other borrowed funds and $108,868,000 in junior subordinated deferrable interest debentures. In addition to borrowed funds and dividends, we have a number of other available alternatives to finance the growth of our Subsidiary Banks as well as future growth and expansion.

Capital

We maintain an adequate level of capital as a margin of safety for our depositors and shareholders. At December 31, 2024, shareholders' equity was $2,796,707,000 compared to $2,447,774,000 at December 31, 2023, an increase of $348,933,000, or 14.3%. Shareholders' equity increased primarily due to an increase in retained earnings. The accumulated other comprehensive loss is not included in the calculation of regulatory capital ratios.

Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amount and classifications are also subject to qualitative judgements by regulators about components, risk-weighting and other factors.

The FRB has adopted risk-based capital guidelines which assign risk weightings to assets and off-balance sheet items. The guidelines also define and set minimum capital requirements (risk-based capital ratios). All banks are required to have Tier 1 capital of at least 4 % of risk-weighted assets and total capital of 8% of risk-weighted assets. Tier 1 capital consists principally of shareholders' equity plus trust preferred securities issued and outstanding less goodwill and certain other intangibles, while total capital consists of Tier 1 capital, certain debt instruments and a portion of the reserve for loan losses. In order to be deemed well capitalized pursuant to the regulations, an institution must have a total risk-weighted capital ratio of 10%, a Tier 1 risk-weighted ratio of 8% and a Tier 1 leverage ratio of 5%. We had risk-weighted Tier 1 capital ratios of 23.06% and 22.39% and risk-weighted total capital ratios of 24.31% and 23.65% as of December 31, 2024 and 2023, respectively, which are well above the minimum regulatory requirements and exceed the well-capitalized ratios (see Note 18 of our Notes to Consolidated Financial Statements).

In July 2013, the FDIC and other regulatory bodies established a new, comprehensive capital framework for U.S. banking organizations, consisting of minimum requirements that increase both the quantity and quality of capital held by banking organizations. The final rules are a result of the implementation of the Basel III capital reforms and various related capital provisions of the Dodd-Frank Act. Consistent with the Basel international framework, the rules include a minimum ratio of Common Equity Tier 1 ("CET1") capital to risk-weighted assets of 4.5% and a CET1 capital conservation buffer of 2.5% of risk-weighted assets, effectively resulting in a minimum ratio of CET1 capital to risk-weighted assets of at least 7% upon full implementation. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 capital to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. The rules also raised the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and include a minimum leverage ratio of 4% for all banking organizations. Regarding the quality of capital, the rules emphasize CET1 capital and implements strict eligibility criteria for regulatory capital instruments. The rules also improve the methodology for calculating risk-weighted assets to enhance risk sensitivity. We believe that as of December 31, 2024, we meet all fully phased-in capital adequacy requirements.

In November 2017, the OCC, the FRB and the FDIC finalized a proposed rule that extends the current treatment under the regulatory capital rules for certain regulatory capital deductions and risk weights and certain minority-interest requirements, as they apply to banking organizations that are not subject to the advanced approaches capital rules. Effective January 1, 2018, the rule also pauses the full transition to the Basel III treatment of mortgage servicing assets, certain deferred tax assets, investments in the capital of unconsolidated financial institutions and minority interests. The agencies are also considering whether to make adjustments to the capital rules in response to Current Expected Credit Losses ("CECL") (the FASB Standard relating to current expected credit loss) and its potential impact on regulatory capital. Pursuant to rules issued by the federal bank regulatory agencies in February 2019 and March 2020, banking organizations were given options to phase in the adoption of CECL over a three-year transition period through December 31, 2022 or over a five-year transition period through December 31, 2024. Rather than electing to make one of the phase-in options, we immediately recognized the capital impact upon adopting the CECL accounting standards on January 1, 2020, which resulted in an increase in our allowance for probable loan losses and a one-time cumulative-effect adjustment to retained earnings upon adoption.

In December 2017, the Basel Committee on Banking Supervision unveiled its final set of standards and reforms to the Basel III regulatory capital framework, commonly called "Basel III Endgame" or "Basel IV." The Basel IV standards make changes to the capital framework first introduced as "Basel III" in 2010 and aim to reduce excessive variability in banks' calculations of risk-weighted assets and risk-weighted capital ratios. Implementation of Basel IV began on January 1, 2023 and will continue over a five-year transition period by regulators in individual countries, including the U.S. federal bank regulatory agencies. The U.S. has targeted implementation of Basel IV to begin on July 1, 2025, subject to a three-year transition period with full compliance expected by July 1, 2028.

Junior Subordinated Deferrable Interest Debentures

We currently have four statutory business trusts under the laws of the State of Delaware, for the purpose of issuing trust preferred securities. These statutory business trusts (the "Trusts") each issued capital and common securities (Capital and Common Securities") and invested the proceeds thereof in an equivalent amount of junior subordinated debentures (the "Debentures") that we issued. As of December 31, 2024 and December 31, 2023, the principal amount of debentures outstanding totaled $108,868,000.

The Debentures are subordinated and junior in right of payment to all of our present and future senior indebtedness (as defined in the respective indentures) and are *pari passu* with one another. The interest rate payable on, and the payment terms of the Debentures are the same as the distribution rate and payment terms of the respective issues of Capital and Common Securities issued by the Trusts. We have fully and unconditionally guaranteed the obligations of each of the Trusts with respect to the Capital and Common Securities. We have the right, unless an Event of Default (as defined in the Indentures) has occurred and is continuing, to defer payment of interest on the Debentures for up to twenty consecutive quarterly periods on Trusts IX, X, XI and XII. If interest payments on any of the Debentures are deferred, distributions on both the Capital and Common Securities related to that Debenture would also be deferred. The redemption prior to maturity of any of the Debentures may require the prior approval of the Federal Reserve and/or other regulatory bodies.

For financial reporting purposes, the Trusts are treated as investments and not consolidated in the consolidated financial statements. Although the Capital Securities issued by each of the Trusts are not included as a component of shareholders' equity on the consolidated statement of condition, the Capital Securities are treated as capital for regulatory purposes. Specifically, under applicable regulatory guidelines, the Capital Securities issued by the Trusts qualify as Tier 1 capital up to a maximum of 25% of Tier 1 capital on an aggregate basis. Any amount that exceeds the 25% threshold would qualify as Tier 2 capital. At December 31, 2024 and December 31, 2023, the total $108,868,000 of the Capital Securities outstanding qualified as Tier 1 capital.

The following table illustrates key information about each of the Debentures and their interest rates at December 31, 2024:

	Junior Subordinated Deferrable Interest Debentures (in thousands)	Repricing Frequency	Interest Rate	Interest Rate Index(1)	Maturity Date	Optional Redemption Date(2)
Trust IX	41,238	Quarterly	6.47 %	SOFR + 1.62	October 2036	October 2011
Trust X	21,021	Quarterly	6.48 %	SOFR + 1.65	February 2037	February 2012
Trust XI	25,990	Quarterly	6.47 %	SOFR + 1.62	July 2037	July 2012
Trust XII	20,619	Quarterly	6.21 %	SOFR + 1.45	September 2037	September 2012
	$ 108,868					

(1) On July 1, 2023, the interest rate index on the Capital and Common Securities transitioned from U.S.-dollar London Interbank Offered Rate ("LIBOR") to the Three-Month CME Term Secured Overnight Financing Rate ("SOFR") with a 26 basis point spread adjustment.
(2) The Capital Securities may be redeemed in whole or in part on any interest payment date after the Optional Redemption Date.

Contractual Obligations and Commercial Commitments

The following table presents contractual cash obligations (other than deposit liabilities) as of December 31, 2024:

	Payments due by Period (Dollars in Thousands)				
Contractual Cash Obligations	Total	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Securities sold under repurchase agreements	$ 535,322	$ 534,252	$ 1,070	$ —	$ —
Federal Home Loan Bank borrowings	10,541	—	—	—	10,541
Junior subordinated deferrable interest debentures	108,868	108,868	—	—	—
Operating leases	10,997	2,384	4,464	4,149	—
Total Contractual Cash Obligations	$ 665,728	$ 645,504	$ 5,534	$ 4,149	$ 10,541

The following table presents contractual commercial commitments (other than deposit liabilities) as of December 31, 2024:

Commercial Commitments	Total	Less than One Year	One to Three Years	Three to Five Years	After Five Years
		Amount of Commitment Expiration Per Period			
		(Dollars in Thousands)			
Financial and Performance Standby Letters of Credit.	$ 147,435	$ 133,461	$ 13,835	$ —	$ 139
Commercial Letters of Credit	2,108	1,108	—	1,000	—
Credit Card Lines	12,985	12,985	—	—	—
Other Commercial Commitments	3,440,252	1,307,940	1,454,012	601,566	76,734
Total Commercial Commitments	$ 3,602,780	$ 1,455,494	$ 1,467,847	$ 602,566	$ 76,873

Due to the nature of our commercial commitments, including unfunded loan commitments and lines of credit, the amounts presented above do not necessarily reflect the amounts we anticipate funding in the periods above.

Critical Accounting Policies

We have established various accounting policies which govern the application of accounting principles in the preparation of our consolidated financial statements. The significant accounting policies are described in the Notes to the Consolidated Financial Statements. Certain accounting policies involve significant subjective judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies.

We consider our estimated ACL as a policy critical to the sound operations of our Subsidiary Banks. The ACL is deducted from the amortized cost of an instrument to present the net amount expected to be collected on the financial asset. Our ACL primarily consists of the aggregate ACL estimates of our Subsidiary Banks. The estimates are established through charges to operations in the form of charges to provisions for credit loss expense. Loan losses or recoveries are charged or credited directly to the ACL. The ACL of each Subsidiary Bank is maintained at a level considered appropriate by management, based on estimated current expected credit losses in the current loan portfolio, including information about past events, current conditions, and reasonable and supportable forecasts.

The estimation of the ACL is based on a loss-rate methodology that measures lifetime losses on loan pools that have similar risk characteristics. Loans that do not have similar risk characteristics are evaluated on an individual basis. The segmentation of the loan portfolio into pools requires a balancing process between capturing similar risk characteristics and containing sufficient loss history to provide meaningful results. Our segmentation starts at the general loan category with further sub-segmentation based on collateral types that may be of meaningful size and/or may contain sufficient differences in risk characteristics based on management's judgement that would warrant further segmentation. The general loan categories along with primary risk characteristics used in our calculation are as follows:

Commercial and industrial loans. This category includes loans extended to a diverse array of businesses for working capital or equipment purchases. These loans are mostly secured by the collateral pledged by the borrower that is directly related to the business activities of the company such as equipment, accounts receivable and inventory. The borrower's abilities to generate revenues from equipment purchases, collect accounts receivable, and to turn inventory into sales are risk factors in the repayment of the loan. A small portion of this loan category is related to loans secured by oil and gas production and loans secured by aircraft.

Construction and land development loans. This category includes the development of land from unimproved land to lot development for both residential and commercial use and vertical construction across residential and commercial real estate classes. These loans carry risk of repayment when projects incur cost overruns, have an increase in the price of construction materials, encounter zoning, entitlement, and environmental issues, or encounter other factors that may affect the completion of a project on time and on budget. Additionally, repayment risk may be negatively impacted when the market experiences a deterioration in the value of real estate. Risks specifically related to 1-4 family development loans also include mortgage rate risk and the practice by the mortgage industry of more restrictive underwriting standards, which inhibits the buyer from obtaining long term financing creating excessive housing and lot inventory in the market.

Commercial real estate loans. This category includes loans secured by farmland, multifamily properties, owner-occupied commercial properties, and non-owner-occupied commercial properties. Owner-occupied commercial properties include warehouses often along the U.S./Mexico border for import/export operations, office space where the borrower is the primary tenant, restaurants and other single-tenant retail spaces. Non-owner-occupied commercial properties include hotels, retail centers, office and professional buildings, and leased warehouses. These loans carry the risk of repayment when market values deteriorate, the business experiences turnover in key management, the business is unable to attract or maintain stable occupancy levels, or the market experiences an exit of a specific business type that is significant to the local economy, such as a manufacturing plant. Our primary risk management tool is internal monitoring measured against internal concentration limits that are significantly lower than regulatory thresholds and are segmented by low-risk and high-risk characteristics, such as the borrower's equity, cash flow coverage, and non-amortizing versus amortizing status, further disaggregated by the length of time to pay in full. This monitoring is regularly reported to senior management and the board of directors. Risk management practices also extend to managing the borrower's relationship with us and are designed to recognize degradation in the borrower's ability to repay under established terms well before the borrower may default. Loan and deposit activity by the borrower is monitored on a frequent basis, which may prompt a change in risk classification. Once a loan is moved to a more severe risk classification, the loan performance, and when applicable, a plan by the borrower to rectify issues are monitored and reviewed at least quarterly. Additionally, our credit administration team, who is independent from the lending team, reviews a substantial portion of the commercial lending portfolio annually, which includes a significant portion of the commercial real estate loan portfolio given the current mix of loans in our portfolio. The table below summarizes the commercial real estate loan portfolio disaggregated by the type of real estate securing the credit as of December 31, 2024:

	December 31, 2024 (Dollars in Thousands)		December 31, 2023 (Dollars in Thousands)	
	Amount	Percent of Total	Amount	Percent of Total
Commercial real estate:				
Commercial real estate construction development. . . .	$ 1,313,984	23.0 %	$ 1,035,936	19.6 %
Hotel	1,080,706	18.9	1,116,539	21.1
Retail multi-tenant	738,874	12.9	699,145	13.2
Lot development: residential and commercial lots . . .	513,760	9.0	548,797	10.4
Warehouse	435,783	7.6	355,635	6.7
Office/Professional buildings	416,014	7.3	311,413	5.9
1 - 4 family construction	338,832	5.9	329,828	6.2
Multi-family	310,115	5.4	380,839	7.2
Owner occupied real estate	270,584	4.7	246,797	4.7
Commercial leased properties	194,023	3.4	167,539	3.2
Farmland	109,697	1.9	97,812	1.8
Total commercial real estate	$ 5,722,372	$ 100.0 %	$ 5,290,280	$ 100.0 %

1-4 family mortgages. This category includes both first and second lien mortgages for the purpose of home purchases or refinancing of existing mortgage loans. A small portion of this loan category is related to home equity lines of credits, lots purchases, and home construction. Loan repayments may be affected by unemployment or underemployment and deteriorating market values of real estate.

Consumer loans. This category includes deposit secured, vehicle secured, and unsecured loans, including overdrafts, made to individuals. Repayment is primarily affected by unemployment or underemployment.

The loan pools are further broken down using a risk-based segmentation based on internal classifications for commercial loans and past due status for consumer mortgage loans. Non-mortgage consumer loans are evaluated as one segment. On a weekly basis, commercial loan past due reports are reviewed by the credit quality committee to determine if a loan has any potential problems and if a loan should be placed on our internal Watch List report. Additionally, our credit department reviews the majority of our loans for proper internal classification purposes regardless of whether they are past due and segregates any loans with potential problems for further review. The credit department will discuss the potential problem loans with the servicing loan officers to determine any relevant issues that were not discovered in the evaluation. Also, an analysis of loans that is provided through examinations by regulatory authorities is considered in the review process. After the above analysis is completed, we will determine if a loan should be placed on an internal Watch List report because of issues related to the analysis of the credit, credit documents, collateral, and/or payment history.

Our internal Watch List report is segregated into the following categories: (i) Pass, (ii) Economic Monitoring, (iii) Special Review, (iv) Watch List—Pass, (v) Watch List—Substandard, and (vi) Watch List—Doubtful. Loans placed in the Economic Monitoring or Special Review categories reflect our opinion that the loans have potential weaknesses that require monitoring on a more frequent basis. Credits in those categories are reviewed and discussed on a regular basis with the credit department and the lending staff to determine if a change in category is warranted. Loans placed in the Watch List—Pass category reflect our opinion that the credit contains weaknesses that represent a greater degree of risk, which warrants "extra attention." Credits placed in this category are reviewed and discussed on a regular basis with the credit department and the lending staff to determine if a change in category is warranted. Loans placed in the Watch List—Substandard category are considered to be potentially inadequately protected by the current sound worth and debt service capacity of the borrower or of any pledged collateral. Those credit obligations, even if apparently protected by collateral value, have shown defined weaknesses related to adverse financial, managerial, economic, market, or political conditions which may jeopardize repayment of principal under contractual terms. Furthermore, there is a possibility that we may sustain some future loss if such weaknesses are not corrected. Loans placed in the Watch List—Doubtful category have shown defined weaknesses and reflect our belief that it is likely, based on current information and events, that we will be unable to collect all principal and/or interest amounts contractually due. Loans placed in the Watch List—Doubtful category are placed on non-accrual when they are moved to that category.

For the purposes of the ACL, in order to maintain segments with sufficient history for meaningful results, the credits in the Pass and Economic Monitoring categories are aggregated, the credits in the Special Review and Watch List—Pass category are aggregated, and the credits in the Watch List—Substandard category remain in their own segment. For loans classified as Watch List—Doubtful, management evaluates these credits in accordance FASB ASC Subtopic 326-20, "Financial Instruments – Credit Losses – Measured at Amortized Cost," and, if deemed necessary, a specific reserve is allocated to the loan. The analysis of the specific reserve is based on a variety of factors, including the borrower's ability to pay, the economic conditions impacting the borrower's industry and any collateral deficiency. If it is a collateral-dependent loan, the net realizable fair value of collateral will be evaluated for any deficiencies. Substantially all of our loans evaluated as Watch List – Doubtful are measured using the fair value of collateral method. In rare cases, we may use other methods to determine the specific reserve of a loan if such loan is not collateral dependent.

Within each collectively evaluated pool, the robustness of the lifetime historical loss-rate is evaluated and, if needed, is supplemented with peer loss rates through a model risk adjustment. Certain qualitative loss factors are then evaluated to incorporate management's two-year reasonable and supportable forecast period followed by a reversion to the pool's average lifetime loss-rate. Those qualitative loss factors are: (i) trends in portfolio volume and composition, (ii) volume and trends in classified loans, delinquencies and non-accruals, (iii) concentration risk, (iv) trends in underlying collateral value, (v) changes in policies, procedures, and strategies, and (vi) economic conditions. Qualitative factors also include potential losses stemming from operational risk factors arising from fraud, natural disasters, pandemics, geopolitical events and large loans. The large loan operational risk factor was added beginning in the second quarter of 2023. Because of the magnitude of large loans, they pose a higher risk of default. Recognizing this risk and establishing an operational risk factor to capture that risk, is prudent action in the current economic environment. Large loans are usually part of a larger relationship with collateral that is pledged across the relationship. Defaulting on a larger loan may therefore jeopardize an entire collateral relationship. The current economic environment has created challenges for borrowers to service their debt. Increasing cap rates, elevated office vacancies, an upward trend in apartment vacancies and significant increases in interest rates are all contributing to the elevated risk in large loans. Should any of the factors considered by management in evaluating the adequacy of the ACL change, our estimate could also change, which could affect the level of future credit loss expense.

We have elected to not measure an ACL for accrued interest receivable given our timely approach in identifying and writing off uncollectible accrued interest. An ACL for off-balance sheet exposure is derived from a projected usage rate of any unfunded commitment multiplied by the historical loss rate, plus model risk adjustment, if any, of the on-balance sheet loan pools.

Our management continually reviews the ACL of the Subsidiary Banks using the amounts determined from the estimates established on specific doubtful loans, the estimate established on quantitative historical loss percentages, and the estimate based on qualitative current conditions and reasonable and supportable two-year forecasted data. Our methodology reverts to the average lifetime loss-rate beyond the forecast period when we can no longer develop reasonable and supportable forecasts. Should any of the factors considered by management in evaluating the adequacy of the estimate for current expected credit losses change, our estimate of current expected credit losses could also change, which could affect the level of future credit loss expense. While the calculation of our ACL utilizes management's best judgment and all information reasonably available, the adequacy of the ACL is dependent on a variety of factors beyond our control, including, among other things, the performance of the entire loan portfolio, the economy, government actions, changes in interest rates and the view of regulatory authorities towards loan classifications.

Recent Accounting Standards Issued

See Note 1—Summary of Significant Accounting Policies in our accompanying Notes to Consolidated Financial Statements for details of recently issued and recently adopted accounting standards and their impact on our consolidated financial statements.

Common Stock and Dividends

We have issued and outstanding 62,215,830 shares of $1.00 par value common stock held by approximately 1,730 holders of record at February 24, 2025. The book value of the common stock at December 31, 2024 was $47.47 per share compared with $41.96 per share at December 31, 2023.

Our common stock is traded on the Nasdaq National Market under the symbol "IBOC." The following table sets forth the approximate high and low bid prices in our common stock during 2024 and 2023, as quoted on the Nasdaq National Market for each of the quarters in the two-year period ended December 31, 2024. Some of the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The closing sales price of our common stock was $64.65 per share at February 24, 2025.

		High	Low
2024:	First quarter	$ 56.51	$ 48.85
	Second quarter	61.46	51.80
	Third quarter	69.87	55.69
	Fourth quarter	76.91	56.75
		High	Low
2023:	First quarter	$ 49.50	$ 40.80
	Second quarter	48.94	39.10
	Third quarter	50.00	41.96
	Fourth quarter	54.72	42.25

We paid cash dividends of $.66 per share on February 28, and August 28, 2024, respectively, to record holders of our common stock on February 15, and August 14, 2024, respectively. We paid cash dividends of $.63 per share on February 28, and August 23, 2023, respectively, to record holders of our common stock on February 15, and August 11, 2023, respectively.

Our principal source of funds to pay cash dividends on our common stock is cash dividends from our Subsidiary Banks. For a discussion of the limitations, please see Note 18 of our Notes to Consolidated Financial Statements.

Stock Repurchase Program

In April 2009, the Board of Directors re-established a formal stock repurchase program that authorized the repurchase of up to $40 million of common stock within the following 12 months. Annually since then, including on February 20, 2024, the Board of Directors extended and increased the repurchase program to purchase up to $150 million of common stock during the 12-month period commencing on March 15, 2024. On February 18, 2025, our Board of Directors authorized the renewal and increase of the repurchase program to purchase up to $150 million of common stock during the 12-month period commencing on March 15, 2025 upon the expiration of our current repurchase program on that date. Shares of common stock may be purchased from time to time on the open market or through privately negotiated transactions. Shares purchased in this program will be held in treasury for reissue for various corporate purposes, including employee compensation plans. During the fourth quarter of 2024, the Board of Directors adopted a Rule 10b-18 trading plan and a Rule 10b5-1 trading plan and intends to adopt additional Rule 10b-18 and Rule 10b5-1 trading plans, which will allow us to purchase shares of our common stock during certain open and blackout periods when we ordinarily would not be in the market due to trading restrictions in our insider trading policy. During the terms of both a Rule 10b-18 and a Rule 10b5-1 trading plan, purchases of common stock are automatic to the extent the conditions of the plan's trading instructions are met. Shares purchased under these trading plans will be held in treasury for reissue for various corporate purposes, including employee stock compensation plans. As of February 24, 2025, a total of 13,713,787 shares had been repurchased under all programs at a cost of $415,392,000. We are not obligated to purchase shares under our stock repurchase program outside of the Rule 10b-18 and Rule 10b5-1 trading plans.

Except for repurchases in connection with the administration of an employee benefit plan in the ordinary course of business and consistent with past practices, common stock repurchases are only conducted under publicly announced repurchase programs approved by the Board of Directors. The following table includes information about common stock share repurchases for the quarter ended December 31, 2024.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly-Announced Program	Approximate Dollar Value of Shares Available for Repurchase(1)
October 1 – October 31, 2024	1,364	$ 63.14	1,364	$ 149,668,000
November 1 – November 30, 2024	191	75.11	191	149,654,000
December 1 – December 31, 2024	1,907	63.16	1,907	149,534,000
Total	3,462	$ 65.59	3,462	

(1) The repurchase program was increased and extended on February 20, 2024 and allows for the repurchase of up to an additional $150,000,000 of treasury stock through March 15, 2025.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2024, with respect to our equity compensation plans:

Plan Category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted average exercise price of outstanding options, warrants and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity Compensation plans approved by security holders	212,155	$ 35.27	—
Total	212,155	$ 35.27	—

Stock Performance

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN



Total Return To Shareholders
(Includes reinvestment of dividends)

Company / Index	Base Period 2019	INDEXED RETURNS December 31,				
		2020	2021	2022	2023	2024
International Bancshares Corporation	100	116.44	135.66	150.50	183.56	169.92
S&P 400 Index	100	143.44	178.95	155.58	181.15	163.54
S&P 400 Banks	100	113.89	161.36	154.69	153.23	143.88

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
of International Bancshares Corporation and its Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of condition of International Bancshares Corporation and its Subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated February 27, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

As described in Note 4 of the consolidated financial statements, the Company established an allowance for credit losses totaling $156,537,000 as of December 31, 2024. The allowance for credit losses is derived from 1) a loss-rate methodology that measures lifetime losses on loan pools that have similar risk characteristics; and 2) estimated losses on individually evaluated loans that do not have similar risk characteristics. The segmentation of the loan portfolio into pools requires a balancing process between capturing similar risk characteristics and sufficient loss history to provide relevant results. Loan pools are further broken down using a risk-based segmentation based on internal classifications of credit quality. Within each loan pool, the lifetime historical loss-rate is evaluated and, if needed, is supplemented with peer loss rates through a model risk adjustment. Certain qualitative factors are applied at the loan pool level to incorporate management's two-year forecast period followed by a reversion to the pool's average lifetime loss-rate. Those qualitative factors include: (i) trends in portfolio volume and composition, (ii) volume and trends in classified loans, delinquencies, non-accruals and troubled loan modifications (TLM's), (iii) concentration risk, (iv) trends in underlying collateral value, (v) changes in policies, procedures, and strategies, (vi) economic conditions, and (vii) operational and other risk factors to capture potential losses arising from fraud, natural disasters, pandemics, geopolitical events and large loans.

We identified the qualitative factor component of the allowance for credit losses as a critical audit matter. Auditing management's estimate of the qualitative factors required a high degree of auditor judgment due to the nature of the adjustments and the subjectivity in judgments applied by management in forming them.

Our audit procedures related to the Company's qualitative factors included, the following, among others:

- We obtained an understanding of the relevant controls related to the allowance for credit losses, including the qualitative factors, and tested such controls for design and operating effectiveness, including controls related to management's review of the qualitative factors and approval of the allowance for credit losses calculation.

- We evaluated the appropriateness and consistency of management's methods and assumptions used to determine qualitative factors by (1) evaluating management's identification and quantification of qualitative factors; (2) testing the completeness and accuracy of data and information used in calculating the components of the qualitative factors; (3) evaluating the reasonableness, directional consistency, and magnitude of the quantification of the qualitative factors; and (4) reviewing subsequent events and considering their impact on judgments applied in forming the qualitative factor component of the allowance for credit losses as of the consolidated balance sheet date.

RSM US LLP

We have served as the Company's auditor since 2007.

Austin, Texas
February 27, 2025

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Condition

December 31, 2024 and 2023

(Dollars in Thousands, Except Per Share Amounts)

	December 31, 2024	December 31, 2023
Assets		
Cash and cash equivalents	$ 352,652	$ 651,058
Investment securities:		
Held to maturity debt securities (Market value of $4,400 on December 31, 2024 and $3,400 on December 31, 2023)	4,400	3,400
Available for sale debt securities (Amortized cost of $5,472,310 on December 31, 2024 and $5,330,814 on December 31, 2023)	4,987,916	4,822,341
Equity securities with readily determinable fair values	5,394	5,417
Total investment securities	4,997,710	4,831,158
Loans	8,809,826	8,058,961
Less allowance for credit losses	(156,537)	(157,069)
Net loans	8,653,289	7,901,892
Bank premises and equipment, net	428,221	437,094
Accrued interest receivable	72,175	65,302
Other investments	356,735	343,452
Cash surrender value of life insurance policies	303,042	303,486
Goodwill	282,532	282,532
Other assets	292,496	250,215
Total assets	$ 15,738,852	$ 15,066,189

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Condition Continued

December 31, 2024 and 2023

(Dollars in Thousands, Except Per Share Amounts)

	December 31, 2024	December 31, 2023
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits:		
Demand—non-interest bearing	$ 4,612,344	$ 5,030,845
Savings and interest bearing demand	4,599,957	4,368,532
Time	2,899,543	2,425,177
Total deposits	12,111,844	11,824,554
Securities sold under repurchase agreements	535,322	530,416
Other borrowed funds	10,541	10,745
Junior subordinated deferrable interest debentures	108,868	108,868
Other liabilities	175,570	143,832
Total liabilities	12,942,145	12,618,415
Shareholders' equity:		
Common shares of $1.00 par value. Authorized 275,000,000 shares; issued 96,616,673 shares on December 31, 2024 and 96,466,900 shares on December 31, 2023	96,617	96,467
Surplus	159,333	155,511
Retained earnings	3,356,177	3,029,088
Accumulated other comprehensive loss	(379,054)	(397,889)
	3,233,073	2,883,177
Less cost of shares in treasury, 34,407,674 shares on December 31, 2024 and 34,391,184 on December 31, 2023	(436,366)	(435,403)
Total shareholders' equity	2,796,707	2,447,774
Total liabilities and shareholders' equity	$ 15,738,852	$ 15,066,189

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2024, 2023 and 2022

(Dollars in Thousands, Except Per Share Amounts)

	2024	2023	2022
Interest income:			
Loans, including fees	$ 681,280	$ 620,048	$ 402,177
Investment securities:			
Taxable	153,486	132,151	74,988
Tax-exempt	6,146	6,259	2,541
Other interest income	25,070	41,704	46,075
Total interest income	865,982	800,162	525,781
Interest expense:			
Savings deposits	81,912	60,337	12,686
Time deposits	96,968	53,158	11,157
Securities sold under repurchase agreements	22,340	14,760	2,495
Other borrowings	281	283	6,781
Junior subordinated deferrable interest debentures	7,762	8,123	5,037
Total interest expense	209,263	136,661	38,156
Net interest income	656,719	663,501	487,625
Credit loss expense	31,802	34,576	21,651
Net interest income after provision for credit losses	624,917	628,925	465,974
Non-interest income:			
Service charges on deposit accounts	73,714	73,933	72,781
Other service charges, commissions and fees			
Banking	58,682	57,923	55,253
Non-banking	10,352	9,546	8,568
Investment securities transactions, net	(1)	(3)	—
Other investments income, net	13,133	9,601	17,538
Other income	21,042	18,941	32,994
Total non-interest income	$ 176,922	$ 169,941	$ 187,134

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income, continued

Years ended December 31, 2024, 2023 and 2022

(Dollars in Thousands, Except Per Share Amounts)

	2024	2023	2022
Non-interest expense:			
Employee compensation and benefits.	$ 145,944	$ 134,441	$ 127,722
Occupancy	27,012	25,832	25,654
Depreciation of bank premises and equipment	22,524	21,944	21,821
Professional fees.	15,726	14,000	11,292
Deposit insurance assessments	6,865	6,285	6,987
Net operations, other real estate owned	1,298	(3,983)	122
Advertising	6,289	5,010	4,588
Software and software maintenance	21,093	20,046	15,271
Other	46,368	51,779	57,012
Total non-interest expense	293,119	275,354	270,469
Income before income taxes	508,720	523,512	382,639
Provision for income taxes	99,553	111,744	82,407
Net income	$ 409,167	$ 411,768	$ 300,232
Basic earnings per common share:			
Weighted average number of shares outstanding.	62,180,448	62,082,827	62,658,414
Net income per common share	$ 6.58	$ 6.63	$ 4.79
Fully diluted earnings per common share:			
Weighted average number of shares outstanding.	62,298,278	62,221,601	62,810,234
Net income per common share	$ 6.57	$ 6.62	$ 4.78

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2024, 2023 and 2022

(Dollars in Thousands)

	2024	2023	2022
Net income	$ 409,167	$ 411,768	$ 300,232
Other comprehensive income (loss), net of tax:			
Net change in unrealized holding gains (losses) on securities available for sale arising during period (net of tax effects of $5,007, $19,300, and $(116,568))	18,834	72,606	(438,517)
Reclassification adjustment for losses on securities available for sale included in net income (net of tax effects of $0, $1, and $0)	1	2	—
Total other comprehensive income (loss), net of tax	18,835	72,608	(438,517)
Comprehensive income (loss)	$ 428,002	$ 484,376	$ (138,285)

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2024, 2023 and 2022

(in Thousands, except per share amounts)

	Preferred Stock	Number of Shares	Common Stock	Surplus	Retained Earnings	Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 2021	$ —	96,351	$ 96,351	$ 152,144	$ 2,470,710	$ (31,980)	$ (378,744)	$ 2,308,481
Net Income	—	—	—	—	300,232	—	—	300,232
Dividends:								
Cash ($1.20 per share)	—	—	—	—	(75,375)	—	—	(75,375)
Purchase of treasury (1,299,344 shares)	—	—	—	—	—	—	(52,048)	(52,048)
Exercise of stock options	—	69	69	1,468	—	—	—	1,537
Stock compensation expense recognized in earnings	—	—	—	449	—	—	—	449
Other comprehensive loss, net of tax:								
Net change in unrealized gains and losses on available for sale securities, net of reclassification adjustment	—	—	—	—	—	(438,517)	—	(438,517)
Balance at December 31, 2022	—	96,420	$ 96,420	$ 154,061	$ 2,695,567	$ (470,497)	$ (430,792)	$ 2,044,759
Net Income	—	—	—	—	411,768	—	—	411,768
Dividends:								
Cash ($1.26 per share)	—	—	—	—	(78,247)	—	—	(78,247)
Purchase of treasury (112,567 shares)	—	—	—	—	—	—	(4,611)	(4,611)
Exercise of stock options	—	47	47	1,120	—	—	—	1,167
Stock compensation expense recognized in earnings	—	—	—	330	—	—	—	330
Other comprehensive income, net of tax:								
Net change in unrealized gains and losses on available for sale securities, net of reclassification adjustments	—	—	—	—	—	72,608	—	72,608
Balance at December 31, 2023	—	96,467	$ 96,467	$ 155,511	$ 3,029,088	$ (397,889)	$ (435,403)	$ 2,447,774
Net Income	—	—	—	—	409,167	—	—	409,167
Dividends:								
Cash ($1.32 per share)	—	—	—	—	(82,078)	—	—	(82,078)
Purchase of treasury (16,490 shares)	—	—	—	—	—	—	(963)	(963)
Exercise of stock options	—	150	150	3,608	—	—	—	3,758
Stock compensation expense recognized in earnings	—	—	—	214	—	—	—	214
Other comprehensive income, net of tax:								
Net change in unrealized gains and losses on available for sale securities, net of reclassification adjustments	—	—	—	—	—	18,835	—	18,835
Balance at December 31, 2024	—	96,617	$ 96,617	$ 159,333	$ 3,356,177	$ (379,054)	$ (436,366)	$ 2,796,707

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2024, 2023 and 2022

(Dollars in Thousands)

	2024	2023	2022
Operating activities:			
Net income	$ 409,167	$ 411,768	$ 300,232
Adjustments to reconcile net income to net cash provided by operating activities:			
Credit loss expense	31,802	34,576	21,651
Specific reserve, other real estate owned	632	2,538	1,627
Depreciation of bank premises and equipment	22,524	21,944	21,821
Gain on sale of bank premises and equipment	(378)	(198)	(3,110)
Loss (gain) on sale of other real estate owned	182	(7,370)	(2,096)
Accretion of investment securities discounts	(3,022)	(1,913)	(1,785)
Amortization of investment securities premiums	5,553	6,901	13,907
Investment securities transactions, net	1	3	—
Unrealized loss (gain) on equity securities with readily determinable fair values	24	(59)	721
Stock based compensation expense	214	330	449
Earnings from affiliates and other investments	(7,360)	(983)	(15,894)
Deferred tax (benefit) expense	(11,466)	22,950	10,619
Increase in accrued interest receivable	(6,873)	(19,515)	(15,194)
(Increase) decrease in other assets	(8,067)	(7,297)	12,975
Increase in other liabilities	41,015	10,757	42,018
Net cash provided by operating activities	473,948	474,432	387,941
Investing activities:			
Proceeds from maturities of securities	2,075	51,167	2,200
Proceeds from sales and calls of available for sale securities	3,750	2,045	800
Purchases of available for sale securities	(984,543)	(1,079,215)	(1,455,249)
Principal collected on mortgage backed securities	833,690	629,194	756,092
Net increase in loans	(812,477)	(632,976)	(228,340)
Purchases of other investments	(48,052)	(31,256)	(79,669)
Distributions from other investments	32,007	12,175	8,886
Purchases of bank premises and equipment	(14,147)	(27,497)	(19,213)
Proceeds from sales of bank premises and equipment	874	269	13,496
Proceeds from sales of other real estate owned	1,760	8,888	8,969
Net cash used in investing activities	(985,063)	(1,067,206)	(992,028)

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2024, 2023 and 2022

(Dollars in Thousands)

	2024	2023	2022
Financing activities:			
Net (decrease) increase in non-interest bearing demand deposits........	$ (418,501)	$ (815,210)	$ 7,529
Net increase (decrease) in savings and interest bearing demand deposits .	231,425	(377,236)	155,220
Net increase (decrease) in time deposits...........................	474,366	356,993	(120,619)
Net increase (decrease) in securities sold under repurchase agreements ..	4,906	99,225	(8,481)
Net decrease in other borrowed funds	(204)	(199)	(425,194)
Redemption of long-term debt....................................	—	(25,774)	—
Purchase of treasury stock.....................................	(963)	(4,611)	(52,048)
Proceeds from stock transactions	3,758	1,167	1,537
Payments of cash dividends.....................................	(82,078)	(78,247)	(75,375)
Net cash provided by (used in) financing activities.................	212,709	(843,892)	(517,431)
Decrease in cash and cash equivalents.............................	(298,406)	(1,436,666)	(1,121,518)
Cash and cash equivalents at beginning of period......................	651,058	2,087,724	3,209,242
Cash and cash equivalents at end of period...........................	$ 352,652	$ 651,058	$ 2,087,724
Supplemental cash flow information:			
Interest paid..	$ 201,827	$ 117,936	$ 36,355
Income taxes paid..	51,239	69,799	22,118
Non-cash investing and financing activities:			
Purchases of available-for-sale securities not yet settled...............	$ —	$ —	$ 80,000
Net transfers from loans to other real estate owned....................	3,727	600	835
Net transfers from loans to other investments.......................	25,551	—	—
Net transfers from bank premises and equipment to other assets	—	—	2,476

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Our accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and to general practices within the banking industry. The following is a description of the more significant of those policies.

Consolidation and Basis of Presentation

Our consolidated financial statements include the accounts of the International Bancshares Corporation, its wholly owned Subsidiary Banks and its wholly owned non-bank subsidiaries, IBC Trading Company, Premier Tierra Holdings, Inc., IBC Charitable and Community Development Corporation, IBC Capital Corporation and Diamond Beach Holdings, LLC. All significant inter-company balances and transactions have been eliminated in consolidation.

We, through our Subsidiary Banks, are primarily engaged in the business of banking, including the acceptance of checking and savings deposits and the making of commercial, real estate, personal, home improvement, automobile, and other installment and term loans. Our primary markets are north, south, central, and southeast Texas and the state of Oklahoma. Each of our Subsidiary Banks is highly active in facilitating international trade along the United States border with Mexico and elsewhere. Although our loan portfolio is diversified, the ability of our debtors to honor their contracts is primarily dependent upon the economic conditions in our trade area. In addition, the investment portfolio is directly impacted by fluctuations in market interest rates. We are subject to the regulations of certain federal agencies as well as the Texas Department of Banking and the Oklahoma Department of Banking and undergo periodic examinations by those regulatory authorities. Such agencies may require certain standards or impose certain limitations based on their judgments or changes in law and regulations.

We own one insurance-related subsidiary, IBC Insurance Agency, Inc., a wholly owned subsidiary of our Subsidiary Bank, International Bank of Commerce, Laredo. The insurance-related subsidiary does not conduct underwriting activities.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statement of condition and income and expenses for the periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for credit losses ("ACL").

Subsequent Events

We have evaluated all events or transactions that occurred through the date we issued these financial statements. During this period, we did not have any material recognizable or non-recognizable subsequent events.

Investment Securities

We classify debt securities into one of these categories: held-to-maturity, available-for-sale, or trading. Such classifications are reassessed for appropriate classification at each reporting date. Securities that are intended and expected to be held until maturity are classified as "held-to-maturity" and are carried at amortized cost for financial statement reporting. Securities that are not positively expected to be held until maturity but are intended to be held for an indefinite period of time are classified as "available-for-sale" or "trading" and are carried at their fair value. Unrealized holding gains and losses are included in net income for those securities classified as "trading," while unrealized holding gains and losses related to those securities classified as "available-for-sale" are excluded from net income and reported net of tax as other comprehensive income (loss) and in shareholders' equity as accumulated other comprehensive income (loss) until realized. Unrealized gains and losses related to equity securities with readily determinable fair values are included in net income. Available-for-sale and held-to-maturity debt securities in an unrealized loss position are evaluated for the underlying cause of the loss. In the event that the deterioration in value is attributable to credit related reasons, then the amount of credit-related impairment would be recorded as a charge to our ACL with subsequent changes in the amount of impairment, up or down, also recorded through our ACL. The exception to this process will occur if we intend to sell an impaired available-for-sale debt security or if we will more likely than not be required to sell a credit impaired available-for-sale debt security prior to the value recovering to the security's amortized cost. In those situations, the entire credit-related impairment amount would be required to be recognized in earnings. We have evaluated the debt securities classified as available-for-sale and held-to-maturity at December 31, 2024 and have determined that no debt securities in an unrealized loss position are arising from credit related reasons and have therefore not recorded any allowances for debt securities in our ACL for the periods. We did not maintain any trading securities during the three-year period ended December 31, 2024.

Mortgage-backed securities held at December 31, 2024 and 2023 represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Mortgage-backed securities are either issued or guaranteed by the U.S. government or its agencies including Freddie Mac, Fannie Mae, Ginnie Mae or other non-government entities. Investments in residential mortgage-backed securities issued by Ginnie Mae are fully guaranteed by the U. S. government. Investments in residential mortgage-backed securities issued by Freddie Mac and Fannie Mae are not fully guaranteed by the U.S. government; however, we believe that the quality of the bonds is similar to other AAA rated bonds with limited credit risk, particularly given the placement of Fannie Mae and Freddie Mac into conservatorship by the federal government in 2008 and because securities issued by others that are collateralized by residential mortgage-backed securities issued by Fannie Mae or Freddie Mac are rated consistently as AAA rated securities. Market interest rate fluctuations can affect the prepayment speed of principal and the yield on the security.

Premiums and discounts are amortized using the level yield or "interest method" over the terms of the securities. Declines in the fair value of held-to-maturity and available-for sale-securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) our intent to hold and our determination of whether we will more likely than not be required to sell the security prior to a recovery in fair value. If we determine that (i) we intend to sell the security or (ii) it is more likely than not that we will be required to sell the security before it's anticipated recovery, the other-than-temporary impairment that is recognized in earnings is equal to the difference between the fair value of the security and our amortized cost of the security. If we determine that we (i) do not intend to sell the security and (ii) we will not be more likely than not required to sell the security before it's anticipated recovery, the other-than-temporary impairment is segregated into its two components (i) the amount of impairment related to credit loss and (ii) the amount of impairment related to other factors. The difference between the present value of the cash flows expected to be collected and the amortized cost is the credit loss recognized through earnings and an adjustment to the cost basis of the security. The amount of impairment related to other factors is included in other comprehensive income (loss). Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Equity Securities

Equity securities with readily determinable fair values at December 31, 2024 and December 31, 2023 consist primarily of Community Reinvestment Act funds. Unrealized gains and losses on the equity securities are recognized in net income.

Provision and Allowance for Credit Losses

Our ACL is based on an expected credit loss model that recognizes credit losses over the life of a financial asset. Expected credit losses capture historical information, current conditions, and reasonable and supportable forecasts of future conditions. The ACL is deducted from the amortized cost of an instrument to present the net amount expected to be collected on the financial asset. Our ACL primarily consists of the aggregate ACL estimates of our Subsidiary Banks. The estimates are established through charges to operations in the form of charges to provisions for credit loss expense. Loan losses or recoveries are charged or credited directly to the ACL. The ACL of each Subsidiary Bank is maintained at a level considered appropriate by management, based on estimated current expected credit losses in the current loan portfolio, including information about past events, current conditions, and reasonable and supportable forecasts.

Our management continually reviews the ACL of the Subsidiary Banks using the amounts determined from the estimates established on specific doubtful loans, the estimate established on quantitative historical loss percentages, and the estimate based on qualitative current conditions and reasonable and supportable two-year forecasted data. Our methodology reverts to the average lifetime loss-rate beyond the forecast period when we can no longer develop reasonable and supportable forecasts. Should any of the factors considered by management in evaluating the adequacy of the estimate for current expected credit losses change, our estimate of current expected credit losses could also change, which could affect the level of future credit loss expense. While the calculation of our ACL utilizes management's best judgment and all information reasonably available, the adequacy of the ACL is dependent on a variety of factors beyond our control, including, among other things, the performance of the entire loan portfolio, the economy, government actions, changes in interest rates, and the view of regulatory authorities towards loan classifications. We believe that the allowance for probable loan losses is adequate.

The Subsidiary Banks charge-off that portion of any loan which management considers to represent a loss as well as that portion of any other loan which is classified as a "loss" by bank examiners. Commercial, financial, and agricultural or real estate loans are generally considered by management to represent a loss, in whole or part, (i) when an exposure beyond any collateral coverage is apparent, (ii) when no further collection of the portion of the loan so exposed is anticipated based on actual results, (iii) when the credit enhancements, if any, are not adequate, and (iv) when the borrower's financial condition would indicate so. Generally, unsecured consumer loans are charged-off when 90 days past due.

Loans

Loans are reported at the principal balance outstanding, net of unearned discounts. Interest income on loans is reported on an accrual basis. Loan fees and costs associated with originating the loans are accreted or amortized over the life of the loan using the interest method. We originate mortgage loans that may subsequently be sold to an unaffiliated third party. The loans are not securitized and if sold, are sold without recourse. Loans held for sale are carried at cost and the principal amount outstanding is not significant to the consolidated financial statements.

Doubtful Loans

Doubtful loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. Doubtful loans are measured based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate; (ii) the loan's observable market price; or (iii) the fair value of the collateral if the loan is collateral dependent. Substantially all our doubtful loans are measured at the fair value of the collateral. In limited cases, we may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent.

Troubled Loan Modifications

We adopted the provisions of Accounting Standards Update No. 2022-02, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures ("ASU 2022-02") on January 1, 2023. ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings ("TDR") in existing guidance and enhances disclosure requirements for certain loan refinancings and restructurings when a borrower is experiencing financial difficulty. We occasionally provide modifications to borrowers experiencing financial difficulties. Modifications may include certain concessions that we evaluate under ASU 2022-02 to determine the need for disclosure. Concessions to borrowers experiencing financial difficulties that would require disclosure include principal forgiveness, term extension, an other-than-insignificant payment delay, an interest rate reduction or a combination of these concessions, collectively referred to as troubled loan modifications. In accordance with the provisions of ASU 2022-02, we ceased recognition of TDR loans after adopting ASU 2022-02 on January 1, 2023. Prior to the adoption of ASU 2022-02, TDR loans were those loans where, for reasons related to a borrower's difficulty to repay a loan, we granted a concession to the borrower that we would not have normally considered in the normal course of business. Short term-deferrals were not considered a TDR. The terms that may have been modified included a reduction in the original stated interest rate, an extension of the original maturity of the loan, a renewal of the loan at an interest rate below current market rates, a reduction in the principal amount of debt outstanding, a reduction in accrued interest or deferral of interest payments. A loan classified as a TDR is classified as a doubtful loan and included in the doubtful loan totals. A TDR loan may be returned to accrual status when the loan is brought current, has performed in accordance with the restructured terms for a reasonable period of time, is at the current market rate, and the ultimate collectability of the outstanding principal and interest is no longer questionable. However, although those loans may be placed back on accrual status, they will continue to be classified as doubtful. Consistent with regulatory guidance, a TDR loan that is subsequently modified, but has shown sustained performance and classification as a TDR, will be removed from TDR status provided that the modified terms were market-based at the time of modification.

Non-Accrual Loans

The non-accrual loan policy of our Subsidiary Banks is to discontinue the accrual of interest on loans when management determines that it is probable that future interest accruals will be un-collectible. As it relates to consumer loans, management charges-off those loans when the loan is contractually 90 days past due. Under special circumstances, a consumer or non-consumer loan may be more than 90 days delinquent as to interest or principal and not be placed on non-accrual status. This situation generally results when a Subsidiary Bank has a borrower who is experiencing financial difficulties, but not to the extent that requires a restructuring of indebtedness. The majority of this category is composed of loans that are considered to be adequately secured and/or for which there are expected future payments. When a loan is placed on non-accrual status, any interest accrued, not paid is reversed and charged to operations against interest income. As it relates to non-consumer loans that are not 90 days past due, management will evaluate each of these loans to determine if placing the loan on non-accrual status is warranted. Interest income on non-accrual loans is recognized only to the extent payments are received or when, in management's opinion, the debtor's financial condition warrants reestablishment of interest accruals.

Other Real Estate Owned and Repossessed Assets

Other real estate owned is comprised of real estate acquired by foreclosure and deeds in lieu of foreclosure. Other real estate is carried at the lower of the recorded investment in the property or its fair value less estimated costs to sell such property (as determined by independent appraisal). Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the ACL, if necessary. Any subsequent write-downs are charged against other non-interest expense through a valuation allowance. Other real estate owned totaled approximately $28,193,000 and $26,728,000 at December 31, 2024 and 2023, respectively. Other real estate owned is included in other assets. Repossessed assets consist primarily of non-real estate assets acquired by foreclosure. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the asset to be repossessed by a charge to the ACL, if necessary. Repossessed assets are included in other assets on the consolidated financial statements and totaled approximately $358,000 and $236,000 at December 31, 2024 and 2023, respectively.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on straight-line and accelerated methods over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred and expenditures for renewals and betterments are capitalized. We primarily own all the property we occupy, with the exception of certain branches operating in grocery store or retail shopping centers and certain ATM locations, which are all under operating leases as classified under guidance prior to the issuance of ASU 2016-02, "Leases (Topic 842)."

Other Investments

Other investments include equity investments in non-financial companies, as well as equity securities with no readily determinable fair market value. Equity investments are accounted for using the equity method of accounting. Due to timing issues in the accounting by some of the non-financial companies in which we hold an investment, activity recorded to our books is recorded one quarter in arrears. Equity securities with no readily determinable fair value are accounted for using the cost method.

Revenue Recognition

Our revenue is primarily comprised of net interest income on financial assets and liabilities, which are excluded from the scope of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The remaining non-interest revenue streams were identified and then analyzed under the provisions of the update, to: (i) identify the contract, (ii) identify the performance obligation, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when the performance obligation was satisfied. Our non-interest revenue contracts with customers are primarily short term and our performance obligation is satisfied at a single point in time, typically within a single period. No changes to our existing methods for recognizing revenue were made as a result of the accounting standards update.

Income Taxes

Deferred income tax assets and liabilities are determined using the asset and liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. We file a consolidated federal income tax return with our subsidiaries.

Recognition of deferred tax assets is based on management's assessment that the benefit related to certain temporary differences, tax operating loss carry forwards, and tax credits are more likely than not to be realized. A valuation allowance is recorded for the amount of the deferred tax items for which it is more likely than not that the tax benefits will not be realized.

We evaluate uncertain tax positions at the end of each reporting period. We may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from any such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. As of December 31, 2024 and 2023, respectively, after evaluating all uncertain tax positions, we have recorded no liability for unrecognized tax benefits at the end of the reporting period. We would recognize any interest accrued on unrecognized tax benefits as other interest expense and penalties as other non-interest expense. During the years ended December 31, 2024, 2023, and 2022, we recognized no interest expense or penalties related to uncertain tax positions.

We file consolidated tax returns in the U.S. federal jurisdiction and various state jurisdictions. We are no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2021.

Stock Options and Stock Appreciation Rights

Compensation expense for stock-based awards is based on the market price of the stock on the measurement date, which is generally the date of grant, and is recognized ratably over the service period of the award. The fair value of stock options and stock appreciation rights granted was estimated using a Black-Scholes-Merton pricing model. These models were developed for use in estimating the fair value of publicly traded options and stock appreciation rights that have no vesting restrictions and are fully transferable. Additionally, these models require the input of highly subjective assumptions. Because our employee stock options and stock appreciation rights have characteristics significantly different from those of publicly traded options and appreciation rights, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes-Merton pricing models do not necessarily provide a reliable single measure of the fair value of our stock options and stock appreciation rights.

Net Income Per Share

Basic Earnings Per Share ("EPS") is calculated by dividing net income by the weighted average number of common shares outstanding. The computation of diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The dilutive effect of stock options is considered in earnings per share calculations, if dilutive, using the treasury stock method.

Goodwill and Identified Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill is tested for impairment at least annually or on an interim basis if an event triggering impairment may have occurred. As of October 1, 2024, after completing goodwill testing, we have determined that no goodwill impairment exists. There were no changes in the carrying amount of goodwill for the years ended December 31, 2024 and December 31, 2023.

Identified intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statement of condition and reported at the lower of the carrying value or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the statement of condition.

Consolidated Statements of Cash Flows

For purposes of the consolidated statements of cash flows, we consider all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents. Also, we report transactions related to deposits and loans to customers on a net basis.

Accounting for Transfers and Servicing of Financial Assets

We account for transfers and servicing of financial assets and extinguishments of liabilities based on the application of a financial-components approach that focuses on control. After a transfer of financial assets, we recognize the financial and servicing assets we control and liabilities we have incurred, derecognize financial assets when control has been surrendered and derecognize liabilities when extinguished. We have retained mortgage servicing rights in connection with the sale of mortgage loans. Because we may not initially identify loans as originated for resale, all loans are initially treated as held for investment. The value of the mortgage servicing rights are reviewed periodically for impairment and are amortized in proportion to, and over the period of estimated net servicing income or net servicing losses. The value of the mortgage servicing rights is not significant to the consolidated statements of condition.

Segments of an Enterprise and Related Information

We operate as one segment, banking. The chief operating decision maker ("CODM") is our chief executive officer. The operating information used by our CODM for purposes of assessing performance and making operating decisions is the consolidated financial statements presented in this report. We have five active operating subsidiaries, namely, the Subsidiary Banks. Our Subsidiary Banks offer all products and services on the same basis and on the same terms and operate in the same regulatory environment. We apply the provisions of ASC Topic 280, "Segment Reporting," in determining our reportable segments and related disclosures.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale.

Advertising

Advertising costs are expensed as incurred.

Reclassifications

Certain amounts in the prior year's presentations have been reclassified to conform to the current presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

New Accounting Standards

In March 2022, the FASB issued Accounting Standards Update No. 2022-02, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures ("ASU 2022-02"). ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings in existing guidance and enhances disclosure requirements for certain loan refinancings and restructurings when a borrower is experiencing financial difficulty. Additionally, ASU 2022-02 requires entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases. We adopted the provisions of ASU 2022-02 on January 1, 2023 and it did not have a significant impact on our consolidated financial statements.

In March 2023, the FASB issued Accounting Standards Update No. 2023-02, Investments in Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. ASU 2023-02 modifies existing guidance to allow for use of the proportional amortization method for all tax equity investments, regardless of the tax credit program from which the income tax credits are received if certain conditions are met. ASU 2023-02 also requires specific disclosures of all investments that generate income tax credits and other income tax benefits from a tax credit program for which an entity has elected to apply the proportional amortization method in annual and interim periods. The provisions of ASU 2023-02 are effective for fiscal years beginning after December 15, 2023. The adoption of ASU 2023-02 did not have a significant impact on our consolidated financial statements.

In October 2023, the FASB issued Accounting Standards Update No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. ASU 2023-06 modifies the disclosure and presentation requirements of various topics to align disclosures with SEC Release No. 33-10532, Disclosure Update and Simplification, which was issued in August 2018. ASU 2023-06 also provides clarifications or technical corrections of certain current disclosure requirements. The provisions of ASU 2023-06 are effective on the date in which the SEC removal of the related disclosure from Regulation S-X or Regulation S-K, with early adoption prohibited. The adoption of ASU 2023-06 did not have a significant impact on our consolidated financial statements.

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 expands segment disclosure requirements for public entities, primarily through enhanced disclosures about significant segment expenses and other segment items on an annual and interim basis. ASU 2023-07 also requires full segment disclosures, currently only required in annual periods, to be included in interim periods as well. ASU 2023-07 is effective for fiscal years beginning after December 15, 2024. The adoption of ASU 2023-07 did not have a significant impact on our consolidated financial statements.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, an Amendment. ASU 2023-09 is intended to enhance transparency and decisions usefulness of income tax disclosures. ASU 2023-09 requires that public entities disclose specific categories in the annual rate reconciliation and provides additional guidance for reconciling items that meet a quantitative threshold. Explanation of individual reconciling items is also required. ASU 2023-09 also requires certain disclosures regarding income taxes paid, including disaggregation of taxes paid (net of refunds) by federal, state and foreign taxes, including disaggregation by individual jurisdictions in which taxes paid (net of refunds), exceed a quantitative threshold. The provisions of ASU 2023-09 are effective for annual periods beginning after December 15, 2024. The adoption of ASU 2023-09 is not expected to have a significant impact on our consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220:40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires new tabular disclosures of certain prescribed income statement expenses, including among other things, employee compensation and depreciation. Additionally, ASU 2024-03 requires disclosure of selling expenses based upon an entity's own definition. The provisions of ASU 2024-03 are effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The adoption of ASU 2024-03 is not expected to have a significant impact on our consolidated financial statements.

(2) Investment Securities, Equity Securities with Readily Determinable Fair Values and Other Investments

Available-for-sale and held-to-maturity debt securities in an unrealized loss position are evaluated for the underlying cause of the loss. In the event that the deterioration in value is attributable to credit related reasons, then the amount of credit-related impairment would be recorded as a charge to our ACL with subsequent changes in the amount of impairment, up or down, also recorded through our ACL. The exception to this process will occur if we intend to sell an impaired available-for-sale debt security or if we will more likely than not be required to sell a credit impaired available-for-sale debt security prior to the value recovering to the security's amortized cost. In those situations, the entire credit-related impairment amount would be required to be recognized in earnings. We have evaluated the debt securities classified as available-for-sale and held-to-maturity at December 31, 2024 and December 31, 2023, and have determined that no debt securities in an unrealized loss position are arising from credit related reasons, and have therefore not recorded any allowances for debt securities in our ACL for the period. Unrealized gains and losses related to equity securities with readily determinable fair values are included in net income.

The amortized cost and estimated fair value by type of investment security at December 31, 2024 are as follows:

| | Held to Maturity | | | | |
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value
	(Dollars in Thousands)				
Other securities.	$ 4,400	$ —	$ —	$ 4,400	$ 4,400
Total investment securities	$ 4,400	$ —	$ —	$ 4,400	$ 4,400

Notes to Consolidated Financial Statements (Continued)

	Available for Sale Debt Securities				
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value[1]
	(Dollars in Thousands)				
Residential mortgage-backed securities	$ 5,315,488	$ 8,858	$ (489,170)	$ 4,835,176	$ 4,835,176
Obligations of states and political subdivisions. . . .	156,822	331	(4,413)	152,740	152,740
Total investment securities	$ 5,472,310	$ 9,189	$ (493,583)	$ 4,987,916	$ 4,987,916

(1)   Included in the carrying value of residential mortgage- backed securities are $1,001,184 of mortgage-backed securities issued by Ginnie Mae and $3,833,992 of mortgage-backed securities issued by Fannie Mae and Freddie Mac

The amortized cost and estimated fair value of investment securities at December 31, 2024, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated fair value	Amortized Cost	Estimated fair value
	(Dollars in Thousands)			
Due in one year or less.	$ 1,325	$ 1,325	$ —	$ —
Due after one year through five years.	3,075	3,075	—	—
Due after five years through ten years	—	—	1,442	1,438
Due after ten years	—	—	155,380	151,302
Residential mortgage-backed securities	—	—	5,315,488	4,835,176
Total investment securities	$ 4,400	$ 4,400	$ 5,472,310	$ 4,987,916

The amortized cost and estimated fair value by type of investment security at December 31, 2023 are as follows:

	Held to Maturity				
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value
	(Dollars in Thousands)				
Other securities	$ 3,400	$ —	$ —	$ 3,400	$ 3,400
Total investment securities	$ 3,400	$ —	$ —	$ 3,400	$ 3,400

	Available for Sale				
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value[1]
	(Dollars in Thousands)				
Residential mortgage-backed securities	$ 5,169,813	$ 9,541	$ (519,255)	4,660,099	4,660,099
Obligations of states and political subdivisions . . .	161,001	1,602	(361)	162,242	162,242
Total investment securities	$ 5,330,814	$ 11,143	$ (519,616)	$ 4,822,341	$ 4,822,341

(1)   Included in the carrying value of residential mortgage- backed securities are $959,421 of mortgage-backed securities issued by Ginnie Mae, $3,700,678 of mortgage-backed securities issued by Fannie Mae and Freddie Mac

Residential mortgage-backed securities are securities issued by Freddie Mac, Fannie Mae, Ginnie Mae or non-government entities. Investments in residential mortgage-backed securities issued by Ginnie Mae are fully guaranteed by the U.S. government. Investments in mortgage-backed securities issued by Freddie Mac and Fannie Mae are not fully guaranteed by the U.S. government; however, we believe that the quality of the bonds is similar to other AAA rated bonds with limited credit risk, particularly given the placement of Fannie Mae and Freddie Mac into conservatorship by the

Notes to Consolidated Financial Statements (Continued)

federal government in early September 2008 and because securities issued by others that are collateralized by residential mortgage-backed securities issued by Fannie Mae and Freddie Mac are rated consistently as AAA rated securities.

The amortized cost and fair value of available for sale investment securities pledged to qualify for fiduciary powers, to secure public monies as required by law, repurchase agreements and short-term fixed borrowings was $1,896,183,000 and $1,646,971,000, respectively, at December 31, 2024.

Proceeds from the sale and call of securities available-for-sale were $3,750,000, $2,045,000, and $800,000 during 2024, 2023 and 2022, respectively, which amounts included $0, $0 and $0 of mortgage-backed securities. Gross gains of $0, $0 and $0, and gross losses of $1,000, $3,000 and $0 were realized on the sales and calls in 2024, 2023 and 2022, respectively.

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2024 were as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(Dollars in Thousands)			
Available for sale:						
Residential mortgage-backed securities	$ 544,375	$ (4,126)	$ 3,358,586	$ (485,044)	$ 3,902,961	$ (489,170)
Obligations of states and political subdivisions	66,450	(2,389)	57,551	(2,024)	124,001	(4,413)
	$ 610,825	$ (6,515)	$ 3,416,137	$ (487,068)	$ 4,026,962	$ (493,583)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous loss position, at December 31, 2023 were as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(Dollars in Thousands)			
Available for sale:						
Residential mortgage-backed securities.	$ 577,448	$ (8,267)	$ 3,456,349	$ (510,988)	$ 4,033,797	$ (519,255)
Obligations of states and political subdivisions	651	(1)	64,373	(360)	65,024	(361)
	$ 578,099	$ (8,268)	$ 3,520,722	$ (511,348)	$ 4,098,821	$ (519,616)

The unrealized losses on investments in residential mortgage-backed securities are primarily caused by changes in market interest rates. We have no intent to sell and more likely than not be required to sell before a market price recovery or maturity of the securities; therefore, it is our conclusion that the investments in residential mortgage-backed securities issued by Freddie Mac, Fannie Mae, and Ginnie Mae are not considered other-than-temporarily impaired.

Equity securities with readily determinable fair values consist primarily of Community Reinvestment Act funds. At December 31, 2024 and December 31, 2023, the balance in equity securities with readily determinable fair values recorded at fair value were $5,394,000 and $5,417,000, respectively. The following is a summary of unrealized and realized gains and losses recognized in net income on equity securities for the twelve months ended December 31, 2024, 2023, and 2022:

	Year Ended December 31, 2024 (Dollars in Thousands)
Net losses recognized during the period on equity securities.	$ (24)
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	—
Unrealized losses recognized during the reporting period on equity securities still held at the reporting date	$ (24)

	Year Ended December 31, 2023 (Dollars in Thousands)
Net gains recognized during the period on equity securities	$ 59
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	—
Unrealized gains recognized during the reporting period on equity securities still held at the reporting date	$ 59

	Year Ended December 31, 2022 (Dollars in Thousands)
Net losses recognized during the period on equity securities.	$ (721)
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	—
Unrealized losses recognized during the reporting period on equity securities still held at the reporting date	$ (721)

Other investments include equity and merchant banking investments held by our subsidiary banks and non-banking entities. We hold ownership interests in limited partnerships for the purpose of investing in low-income housing tax credit ("LIHTC") projects. The partnerships may acquire, construct, or rehabilitate housing for low- and moderate-income individuals. We realize a return primarily from federal tax credits and other federal tax deductions associated with the underlying projects. We are a limited partner in the partnerships, and not required to consolidate the entities in our consolidated financial statements. Investments in LIHTC projects totaled $186,369,000 at December 31, 2024 and $200,245,000 at December 31, 2023 and are included in other investments on the consolidated financial statements. Unfunded commitments to LIHTC projects totaled $25,064,000 at December 31, 2024 and $34,126,000 at December 31, 2023 and are included in other liabilities on the consolidated financial statements. Tax credits and other tax benefits, as well as amortization expense associated with investments in qualified low-income housing partnerships, are accounted for using the proportional amortization method of accounting. There was a total of $28,310,000 in estimated tax credits related to these investments recorded for the twelve months ended December 31, 2024 and $26,615,000 in estimated amortization related to these investments for the twelve months ended December 31, 2024. There were no impairment losses recorded on tax equity investments during the twelve months ended December 31, 2024.

(3) Loans

A summary of loans, by loan type at December 31, 2024 and 2023 is as follows:

	December 31, 2024	December 31, 2023
	(Dollars in Thousands)	
Commercial, financial and agricultural	$ 5,089,721	$ 4,802,622
Real estate - mortgage	999,313	938,901
Real estate - construction	2,484,454	2,091,622
Consumer	49,777	45,121
Foreign	186,561	180,695
Total loans	$ 8,809,826	$ 8,058,961

(4) Allowance for Credit Losses

We adopted the provisions of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on January 1, 2020 on a modified retrospective basis. Results and information regarding our ACL included in this Note are calculated and presented in accordance with that accounting standards update.

ASU 2016-13 replaces the long-standing incurred-loss model with a current expected credit loss model ("CECL") that recognizes credit losses over the life of a financial asset. Using the CECL methodology, expected credit losses capture historical information, current conditions, and reasonable and supportable forecasts of future conditions. The ACL is deducted from the amortized cost of an instrument to present the net amount expected to be collected on the financial asset. Our ACL primarily consists of the aggregate ACL estimates of our Subsidiary Banks. The estimates are established through charges to operations in the form of charges to provisions for credit loss expense. Loan losses or recoveries are charged or credited directly to the ACL. The ACL of each Subsidiary Bank is maintained at a level considered appropriate by management, based on estimated current expected credit losses in the current loan portfolio, including information about past events, current conditions, and reasonable and supportable forecasts.

The estimation of the ACL is based on a loss-rate methodology that measures lifetime losses on loan pools that have similar risk characteristics. Loans that do not have similar risk characteristics are evaluated on an individual basis. The segmentation of the loan portfolio into pools requires a balancing process between capturing similar risk characteristics and containing sufficient loss history to provide meaningful results. Our segmentation starts at the general loan category with further sub-segmentation based on collateral types that may be of meaningful size and/or may contain sufficient differences in risk characteristics based on management's judgement that would warrant further segmentation. The general loan categories along with primary risk characteristics used in our calculation are as follows:

Commercial and industrial loans. This category includes loans extended to a diverse array of businesses for working capital or equipment purchases. These loans are mostly secured by the collateral pledged by the borrower that is directly related to the business activities of the company such as equipment, accounts receivable, and inventory. The borrower's abilities to generate revenues from equipment purchases, collect accounts receivable, and to turn inventory into sales are risk factors in the repayment of the loan. A small portion of this loan category is related to loans secured by oil and gas production and loans secured by aircraft.

Construction and land development loans. This category includes the development of land from unimproved land to lot development for both residential and commercial use and vertical construction across residential and commercial real estate classes. These loans carry risk of repayment when projects incur cost overruns, have an increase in the price of construction materials, encounter zoning, entitlement and environmental issues, or encounter other factors that may affect the completion of a project on time and on budget. Additionally, repayment risk may be negatively impacted when the market experiences a deterioration in the value of real estate. Risks specifically related to 1-4 family development loans also include mortgage rate risk and the practice by the mortgage industry of more restrictive underwriting standards, which inhibits the buyer from obtaining long term financing creating excessive housing and lot inventory in the market.

Commercial real estate loans. This category includes loans secured by farmland, multifamily properties, owner-occupied commercial properties, and non-owner-occupied commercial properties. Owner-occupied commercial properties include warehouses often along the U.S. border for import/export operations, office space where the borrower is the primary tenant, restaurants and other single-tenant retail spaces. Non-owner-occupied commercial properties include hotels, retail centers, office and professional buildings, and leased warehouses. These loans carry the risk of repayment when market values deteriorate, the business experiences turnover in key management, the business is unable to attract or maintain stable occupancy levels, or the market experiences an exit of a specific business type that is significant to the local economy, such as a manufacturing plant. Our primary risk management tool is internal monitoring measured against internal concentration limits that are significantly lower than regulatory thresholds and are segmented by low-risk and high-risk characteristics, such as the borrower's equity, cash flow coverage, and non-amortizing versus amortizing status, further disaggregated by the length of time to pay in full. This monitoring is regularly reported to senior management and the board of directors. Risk management practices also extend to managing the borrower's relationship with us and are designed to recognize degradation in the borrower's ability to repay under established terms well before the borrower may default. Loan and deposit activity by the borrower is monitored on a frequent basis, which may prompt a change in risk classification. Once a loan is moved to a more severe risk classification, the loan performance, and when applicable, a plan by the borrower to rectify issues are monitored and reviewed at least quarterly. Additionally, our credit administration team, who is independent from the lending team, reviews a substantial portion of the commercial lending portfolio annually, which includes a significant portion of the commercial real estate loan portfolio given the current mix of loans in our portfolio. The table below summarizes the commercial real estate loan portfolio disaggregated by the type of real estate securing the credit as of December 31, 2024:

	December 31, 2024 (Dollars in Thousands)		December 31, 2023 (Dollars in Thousands)	
	Amount	Percent of Total	Amount	Percent of Total
Commercial real estate:				
Commercial real estate construction development. . . .	$ 1,313,984	23.0 %	$ 1,035,936	19.6 %
Hotel	1,080,706	18.9	1,116,539	21.1
Retail multi-tenant	738,874	12.9	699,145	13.2
Lot development: residential and commercial lots . . .	513,760	9.0	548,797	10.4
Warehouse	435,783	7.6	355,635	6.7
Office/Professional buildings	416,014	7.3	311,413	5.9
1 - 4 family construction	338,832	5.9	329,828	6.2
Multi-family	310,115	5.4	380,839	7.2
Owner occupied real estate	270,584	4.7	246,797	4.7
Commercial leased properties	194,023	3.4	167,539	3.2
Farmland	109,697	1.9	97,812	1.8
Total commercial real estate	$ 5,722,372	$ 100.0 %	$ 5,290,280	$ 100.0 %

1-4 family mortgages. This category includes both first and second lien mortgages for the purpose of home purchases or refinancing of existing mortgage loans. A small portion of this loan category is related to home equity lines of credits, lots purchases, and home construction. Loan repayments may be affected by unemployment or underemployment and deteriorating market values of real estate.

Consumer loans. This category includes deposit secured, vehicle secured, and unsecured loans, including overdrafts, made to individuals. Repayment is primarily affected by unemployment or underemployment.

The loan pools are further broken down using a risk-based segmentation based on internal classifications for commercial loans and past due status for consumer mortgage loans. Non-mortgage consumer loans are evaluated as one segment. On a weekly basis, commercial loan past due reports are reviewed by the credit quality committee to determine if a loan has any potential problems and if a loan should be placed on our internal Watch List report. Additionally, our credit department reviews the majority of our loans for proper internal classification purposes regardless of whether they are past due and segregates any loans with potential problems for further review. The credit department will discuss the potential problem loans with the servicing loan officers to determine any relevant issues that were not discovered in the evaluation. Also, an analysis of loans that is provided through examinations by regulatory authorities is considered in the review process. After the above analysis is completed, we will determine if a loan should be placed on an internal Watch List report because of issues related to the analysis of the credit, credit documents, collateral, and/or payment history.

Our internal Watch List report is segregated into the following categories: (i) Pass, (ii) Economic Monitoring, (iii) Special Review, (iv) Watch List—Pass, (v) Watch List—Substandard, and (vi) Watch List—Doubtful. Loans placed in the Economic Monitoring or Special Review categories reflect our opinion that the loans have potential weaknesses that require monitoring on a more frequent basis. Credits in those categories are reviewed and discussed on a regular basis with the credit department and the lending staff to determine if a change in category is warranted. Loans placed in the Watch List—Pass category reflect our opinion that the credit contains weaknesses that represent a greater degree of risk, which warrants "extra attention." Credits placed in this category are reviewed and discussed on a regular basis with the credit department and the lending staff to determine if a change in category is warranted. Loans placed in the Watch List—Substandard category are considered to be potentially inadequately protected by the current sound worth and debt service capacity of the borrower or of any pledged collateral. Those credit obligations, even if apparently protected by collateral value, have shown defined weaknesses related to adverse financial, managerial, economic, market, or political conditions which may jeopardize repayment of principal under contractual terms. Furthermore, there is a possibility that we may sustain some future loss if such weaknesses are not corrected. Loans placed in the Watch List—Doubtful category have shown defined weaknesses and reflect our belief that it is likely, based on current information and events, that we will be unable to collect all principal and/or interest amounts contractually due. Loans placed in the Watch List—Doubtful category are placed on non-accrual when they are moved to that category.

For the purposes of the ACL, in order to maintain segments with sufficient history for meaningful results, the credits in the Pass and Economic Monitoring categories are aggregated, the credits in the Special Review and Watch List—Pass category are aggregated, and the credits in the Watch List—Substandard category remain in their own segment. For loans classified as Watch List—Doubtful, management evaluates these credits in accordance FASB ASC Subtopic 326-20, "Financial Instruments – Credit Losses – Measured at Amortized Cost," and, if deemed necessary, a specific reserve is allocated to the loan. The analysis of the specific reserve is based on a variety of factors, including the borrower's ability to pay, the economic conditions impacting the borrower's industry and any collateral deficiency. If it is a collateral-dependent loan, the net realizable fair value of collateral will be evaluated for any deficiencies. Substantially all of our loans evaluated as Watch List – Doubtful are measured using the fair value of collateral method. In rare cases, we may use other methods to determine the specific reserve of a loan if such loan is not collateral dependent.

Within each collectively evaluated pool, the robustness of the lifetime historical loss-rate is evaluated and, if needed, is supplemented with peer loss rates through a model risk adjustment. Certain qualitative loss factors are then evaluated to incorporate management's two-year reasonable and supportable forecast period followed by a reversion to the pool's average lifetime loss-rate. Those qualitative loss factors are: (i) trends in portfolio volume and composition, (ii) volume and trends in classified loans, delinquencies and non-accruals, (iii) concentration risk, (iv) trends in underlying collateral value, (v) changes in policies, procedures, and strategies, and (vi) economic conditions. Qualitative factors also include potential losses stemming from operational risk factors arising from fraud, natural disasters, pandemics, geopolitical events and large loans. The large loan operational risk factor was added beginning in the second quarter of 2023. Because of the magnitude of large loans, they pose a higher risk of default. Recognizing this risk and establishing an operational risk factor to capture that risk, is prudent action in the current economic environment. Large loans are usually part of a larger relationship with collateral that is pledged across the relationship. Defaulting on a larger loan may therefore jeopardize an entire collateral relationship. The current economic environment has created challenges for borrowers to service their debt. Increasing cap rates, elevated office vacancies, an upward trend in apartment vacancies and significant increases in interest rates are all contributing to the elevated risk in large loans. Should any of the factors considered by management in evaluating the adequacy of the ACL change, our estimate could also change, which could affect the level of future credit loss expense.

We have elected to not measure an ACL for accrued interest receivable given our timely approach in identifying and writing off uncollectible accrued interest. An ACL for off-balance sheet exposure is derived from a projected usage

Notes to Consolidated Financial Statements (Continued)

rate of any unfunded commitment multiplied by the historical loss rate, plus model risk adjustment, if any, of the on-balance sheet loan pools.

Our management continually reviews the ACL of the Subsidiary Banks using the amounts determined from the estimates established on specific doubtful loans, the estimate established on quantitative historical loss percentages, and the estimate based on qualitative current conditions and reasonable and supportable two-year forecasted data. Our methodology reverts to the average lifetime loss-rate beyond the forecast period when we can no longer develop reasonable and supportable forecasts. Should any of the factors considered by management in evaluating the adequacy of the estimate for current expected credit losses change, our estimate of current expected credit losses could also change, which could affect the level of future credit loss expense. While the calculation of our ACL utilizes management's best judgment and all information reasonably available, the adequacy of the ACL is dependent on a variety of factors beyond our control, including, among other things, the performance of the entire loan portfolio, the economy, government actions, changes in interest rates, and the view of regulatory authorities towards loan classifications.

A summary of the changes in the allowance for probable loan losses by loan class is as follows:

		December 31, 2024								
				Domestic					Foreign	
	Commercial	Commercial real estate: other construction & land development	Commercial real estate: farmland & commercial	Commercial real estate: multifamily	Residential: first lien	Residential: junior lien	Consumer	Foreign	Total
				(Dollars in Thousands)					
Balance at December 31, 2023	$ 35,550	$ 55,291	$ 42,703	$ 5,088	$ 5,812	$ 11,024	$ 318	$ 1,283	$ 157,069
Losses charged to allowance	(34,149)	(2,228)	—	—	(46)	—	(185)	—	(36,608)
Recoveries credited to allowance	4,079	—	20	—	38	123	13	1	4,274
Net losses charged to allowance	(30,070)	(2,228)	20	—	(8)	123	(172)	1	(32,334)
Provision (credit) charged to operations	24,373	7,576	1,267	(219)	(276)	(1,116)	135	62	31,802
Balance at December 31, 2024	$ 29,853	$ 60,639	$ 43,990	$ 4,869	$ 5,528	$ 10,031	$ 281	$ 1,346	$ 156,537

		December 31, 2023								
				Domestic					Foreign	
	Commercial	Commercial real estate: other construction & land development	Commercial real estate: farmland & commercial	Commercial real estate: multifamily	Residential: first lien	Residential: junior lien	Consumer	Foreign	Total
				(Dollars in Thousands)					
Balance at December 31, 2022	$ 26,728	$ 44,684	$ 36,474	$ 3,794	$ 4,759	$ 8,284	$ 281	$ 968	$ 125,972
Losses charged to allowance	(9,664)	—	—	—	(43)	(298)	(179)	—	(10,184)
Recoveries credited to allowance	5,433	837	143	—	16	260	16	—	6,705
Net losses charged to allowance	(4,231)	837	143	—	(27)	(38)	(163)	—	(3,479)
Provision (credit) charged to operations	13,053	9,770	6,086	1,294	1,080	2,778	200	315	34,576
Balance at December 31, 2023	$ 35,550	$ 55,291	$ 42,703	$ 5,088	$ 5,812	$ 11,024	$ 318	$ 1,283	$ 157,069

Notes to Consolidated Financial Statements (Continued)

				December 31, 2022					
	Domestic							Foreign	
	Commercial	Commercial real estate: other construction & land development	Commercial real estate: farmland & commercial	Commercial real estate: multifamily	Residential: first lien	Residential: junior lien	Consumer	Foreign	Total
				(Dollars in Thousands)					
Balance at December 31, 2021	$ 23,178	$ 35,390	$ 35,654	$ 3,291	$ 4,073	$ 7,754	$ 272	$ 762	$ 110,374
Losses charged to allowance	(9,050)	(2)	(16)	—	(160)	(28)	(223)	—	(9,479)
Recoveries credited to allowance...	2,894	123	27	—	240	104	38	—	3,426
Net losses charged to allowance ...	(6,156)	121	11	—	80	76	(185)	—	(6,053)
Provision (credit) charged to operations...................	9,706	9,173	809	503	606	454	194	206	21,651
Balance at December 31, 2022	$ 26,728	$ 44,684	$ 36,474	$ 3,794	$ 4,759	$ 8,284	$ 281	$ 968	$ 125,972

The ACL is a reserve established through a provision for credit losses charged to expense, which represents management's best estimate of probable loan losses when evaluating loans (i) individually or (ii) collectively. The increase in losses charged to the ACL for the year ended December 31, 2024 in the Commercial category can be attributed to a charge-down on one loan secured primarily by equipment and pipeline infrastructure used in the oil and gas industry. The credit has been classified as Watch-List Doubtful since the end of 2022 at which time, and going forward, we have evaluated our loss exposure and adjusted reserves accordingly. We also continued to attempt to work with our customer during that period; however, those negotiations came to a halt late in the third quarter of 2023 when the customer declared bankruptcy. In March 2024, the bankruptcy court awarded the winning bid at foreclosure for the assets collateralizing the loan to a principal owner of the business. The bid was not for the full carrying value of the loan and resulted in a charge-down of approximately $25.6 million. The pool specific qualitative loss factors management deemed appropriate for the ACL calculation at December 31, 2023 remained constant in the December 31, 2024 calculation.

The table below provides additional information on the balance of loans individually or collectively evaluated for impairment and their related allowance, by loan class:

	December 31, 2024			
	Loans Individually Evaluated For Impairment		Loans Collectively Evaluated For Impairment	
	Recorded Investment	Allowance	Recorded Investment	Allowance
		(Dollars in Thousands)		
Domestic				
Commercial...	$ 52,110	$ 400	$ 1,799,693	$ 29,453
Commercial real estate: other construction & land development ..	8,195	8,122	2,476,259	52,517
Commercial real estate: farmland & commercial...............	65,733	8,228	2,862,070	35,762
Commercial real estate: multifamily........................	42,964	1,882	267,151	2,987
Residential: first lien....................................	45	—	530,039	5,528
Residential: junior lien..................................	141	—	469,088	10,031
Consumer...	—	—	49,777	281
Foreign	—	—	186,561	1,346
Total	$ 169,188	$ 18,632	$ 8,640,638	$ 137,905

	December 31, 2023			
	Loans Individually Evaluated For Impairment		Loans Collectively Evaluated For Impairment	
	Recorded Investment	Allowance	Recorded Investment	Allowance
	(Dollars in Thousands)			
Domestic				
Commercial.	$ 30,872	$ 7,971	$ 1,597,358	$ 27,579
Commercial real estate: other construction & land development . . .	15,701	4,320	2,075,921	50,971
Commercial real estate: farmland & commercial	299	—	2,793,254	42,703
Commercial real estate: multifamily.	96	—	380,743	5,088
Residential: first lien	93	—	477,940	5,812
Residential: junior lien.	—	—	460,868	11,024
Consumer	—	—	45,121	318
Foreign	—	—	180,695	1,283
Total	$ 47,061	$ 12,291	$ 8,011,900	$ 144,778

The increase in Commercial loans individually evaluated for impairment at December 31, 2024 compared to December 31, 2023 can be attributed to two loans secured by commercial properties that were placed on non-accrual in the fourth quarter of 2024. The increase in commercial real estate: farmland & commercial loans individually evaluated for impairment at December 31, 2024 compared to December 31, 2023 can be attributed to one relationship secured by commercial buildings in which childcare centers are operated. The increase in Commercial real estate: multifamily loans can be attributed to two loans secured by apartments that were placed on non-accrual in the third quarter of 2024.

Loans accounted for on a non-accrual basis at December 31, 2024, 2023 and 2022 amounted to $169,136,000, $47,170,000, and $51,648,000, respectively. The effect of such non-accrual loans reduced interest income by approximately $12,661,000, $6,614,000, and $116,000 for the years ended December 31, 2024, 2023, and 2022, respectively. Amounts received on non-accruals are applied, for financial accounting purposes, first to principal and then to interest after all principal has been collected. Accruing loans contractually past due 90 days or more as to principal or interest payments at December 31, 2024, 2023, and 2022 amounted to approximately $6,693,000, $5,597,000, and $6,132,000, respectively.

The table below provides additional information on loans accounted for on a non-accrual basis by loan class:

	December 31, 2024		December 31, 2023	
	(Dollars in Thousands)			
	Total Non-Accrual Loans	Non-Accrual Loans with No Credit Allowance	Total Non-Accrual Loans	Non-Accrual Loans with No Credit Allowance
Domestic				
Commercial.	$ 52,110	$ 51,276	$ 30,872	$ 122
Commercial real estate: other construction & land development . . .	8,195	73	15,701	5,400
Commercial real estate: farmland & commercial	65,733	24,757	299	211
Commercial real estate: multifamily.	42,964	73	96	96
Residential: first lien	134	134	202	172
Total non-accrual loans	$ 169,136	$ 76,313	$ 47,170	$ 6,001

Doubtful loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. We have identified these loans through our normal loan review procedures. Doubtful loans are measured based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate; (ii) the loan's observable market price; or (iii) the fair value of the collateral if the loan is collateral dependent.

Substantially all of our doubtful loans are measured at the fair value of the collateral. In limited cases, we may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent.

We adopted the provisions of Accounting Standards Update 2022-02, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures ("ASU 2022-02") on January 1, 2023. ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings in existing guidance and enhances disclosure requirements for certain loan refinancings and restructurings when a borrower is experiencing financial difficulty. Additionally, ASU 2022-02 requires entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases. The adoption of ASU 2022-02 did not have a significant impact on our consolidated financial statements.

We occasionally provide modifications to borrowers experiencing financial difficulties. Modifications may include certain concessions that we must evaluate under ASU 2022-02 to determine the need for disclosure. Concessions to borrowers experiencing financial difficulties that would require disclosure include principal forgiveness, term extension, an other-than-insignificant payment delay, an interest rate reduction or a combination of these concessions. For the twelve months ended December 31, 2024, we did not provide any material modifications under these circumstances to any borrower experiencing financial difficulty that would require disclosure.

The Subsidiary Banks charge-off that portion of any loan which management considers to represent a loss as well as that portion of any other loan which is classified as a "loss" by bank examiners. Commercial and industrial or real estate loans are generally considered by management to represent a loss, in whole or part, when an exposure beyond any collateral coverage is apparent and when no further collection of the loss portion is anticipated based on the borrower's financial condition and general economic conditions in the borrower's industry. Generally, unsecured consumer loans are charged-off when 90 days past due.

While management considers that it is generally able to identify borrowers with financial problems reasonably early and to monitor credit extended to such borrowers carefully, there is no precise method of predicting loan losses. The determination that a loan is likely to be uncollectible and that it should be wholly or partially charged-off as a loss is an exercise of judgment. Similarly, the determination of the adequacy of the ACL (formerly allowance for probable loan losses) can be made only on a subjective basis. It is the judgment of our management that the ACL at December 31, 2024 and December 31, 2023, was adequate to absorb expected losses from loans in the portfolio at that date.

The following table presents information regarding the aging of past due loans by loan class:

	December 31, 2024						
	30 - 59 Days	60 - 89 Days	90 Days or Greater	90 Days or greater & still accruing	Total Past Due	Current	Total Portfolio
	(Dollars in Thousands)						
Domestic							
Commercial	$ 4,070	$ 51,577	$ 579	$ 534	$ 56,226	$ 1,795,577	$ 1,851,803
Commercial real estate: other construction & land development	2,421	15	8,122	—	10,558	2,473,896	2,484,454
Commercial real estate: farmland & commercial	1,221	—	26,416	262	27,637	2,900,166	2,927,803
Commercial real estate: multifamily	—	270	25,064	—	25,334	284,781	310,115
Residential: first lien	4,763	1,337	3,631	3,542	9,731	520,353	530,084
Residential: junior lien	2,599	1,544	2,000	2,000	6,143	463,086	469,229
Consumer	122	32	16	16	170	49,607	49,777
Foreign	816	1,992	339	339	3,147	183,414	186,561
Total past due loans	$ 16,012	$ 56,767	$ 66,167	$ 6,693	$ 138,946	$ 8,670,880	$ 8,809,826

	December 31, 2023						
	30 - 59 Days	60 - 89 Days	90 Days or Greater	90 Days or greater & still accruing	Total Past Due	Current	Total Portfolio
	(Dollars in Thousands)						
Domestic							
Commercial	$ 2,387	$ 1,583	$ 30,238	$ 539	$ 34,208	$ 1,594,022	$ 1,628,230
Commercial real estate: other construction & land development	3,460	—	10,245	—	13,705	2,077,917	2,091,622
Commercial real estate: farmland & commercial	1,424	371	93	4	1,888	2,791,665	2,793,553
Commercial real estate: multifamily	369	330	—	—	699	380,140	380,839
Residential: first lien	1,812	1,439	2,545	2,437	5,796	472,236	478,032
Residential: junior lien	1,273	613	1,701	1,701	3,587	457,282	460,869
Consumer	263	11	27	27	301	44,820	45,121
Foreign	1,884	848	889	889	3,621	177,074	180,695
Total past due loans	$ 12,872	$ 5,195	$ 45,738	$ 5,597	$ 63,805	$ 7,995,156	$ 8,058,961

The increase in Commercial loans past due 60 - 89 days or greater at December 31, 2024 can be primarily attributed to two loans secured by commercial properties that were placed on non-accrual in the fourth quarter of 2024. The decrease in Commercial loans past due 90 days or greater at December 31, 2024 can be attributed to a loan secured by equipment and pipeline infrastructure used in the oil and gas industry and oil and gas production that was charged-down in the first quarter of 2024. The increase in Commercial real estate: farmland and commercial loans past due 90 days or greater at December 3, 2024 can be attributed to two loans, one is a hotel and one is a commercial building, both of which are on non-accrual at December 31, 2024. The increase in Commercial real estate: multifamily loans at December 31, 2024 can be attributed to a loan secured by apartments that is on non-accrual at December 31, 2024. Our internal classified report is segregated into the following categories: (i) "Special Review Credits," (ii) "Watch List—Pass Credits," or (iii) "Watch List—Substandard Credits." The loans placed in the "Special Review Credits" category reflect our opinion that the loans reflect potential weakness which require monitoring on a more frequent basis. The "Special Review Credits" are reviewed and discussed on a regular basis with the credit department and the lending staff to determine if a change in category is warranted. The loans placed in the "Watch List—Pass Credits" category reflect our opinion that the credit contains weaknesses which represent a greater degree of risk, which warrant "extra attention." The "Watch List—Pass Credits" are reviewed and discussed on a regular basis with the credit department and the lending staff to determine if a change in category is warranted. The loans placed in the "Watch List—Substandard Credits" classification are considered to be potentially inadequately protected by the current sound worth and debt service capacity of the borrower or of any pledged collateral. These credit obligations, even if apparently protected by collateral value, have shown defined weaknesses related to adverse financial, managerial, economic, market, or political conditions which may jeopardize repayment of principal and interest. Furthermore, there is the possibility that we could sustain some future loss if such weaknesses are not corrected.

A summary of the loan portfolio by credit quality indicator by loan class is as follows:

	2024	2023	2022	2021	2020	Prior	Total
				(Dollars in Thousands)			
Balance at December 31, 2024							
Domestic							
Commercial							
Pass	$ 993,045	$ 343,212	$ 135,057	$ 214,702	$ 37,670	$ 63,030	$ 1,786,716
Watch List - Pass	—	11,113	—	—	—	—	11,113
Watch List - Substandard	1,341	327	74	122	—	—	1,864
Watch List - Doubtful	881	51,184	45	—	—	—	52,110
Total Commercial	$ 995,267	$ 405,836	$ 135,176	$ 214,824	$ 37,670	$ 63,030	$ 1,851,803
Commercial							
Current-period gross writeoffs	$ 5,711	$ 2,689	$ 25,686	$ 44	$ 14	$ 5	$ 34,149
Commercial real estate: other construction & land development							
Pass	$ 1,029,399	$ 921,180	$ 322,348	$ 144,221	$ 39,908	$ 2,925	$ 2,459,981
Special Review	—	16,000	—	—	—	—	16,000
Watch List - Substandard	278	—	—	—	—	—	278
Watch List - Doubtful	73	—	8,122	—	—	—	8,195
Total Commercial real estate: other construction & land development	$ 1,029,750	$ 937,180	$ 330,470	$ 144,221	$ 39,908	$ 2,925	$ 2,484,454
Commercial real estate: other construction & land development							
Current-period gross writeoffs	$ —	$ 1,146	$ 1,082	$ —	$ —	$ —	$ 2,228
Commercial real estate: farmland & commercial							
Pass	$ 814,273	$ 631,806	$ 531,035	$ 312,757	$ 220,510	$ 245,334	$ 2,755,715
Special Review	643	67,567	—	—	—	—	68,210
Watch List - Pass	16,490	—	—	—	—	—	16,490
Watch List - Substandard	18,934	242	2,122	—	357	—	21,655
Watch List - Doubtful	52,973	115	12,645	—	—	—	65,733
Total Commercial real estate: farmland & commercial	$ 903,313	$ 699,730	$ 545,802	$ 312,757	$ 220,867	$ 245,334	$ 2,927,803
Commercial real estate: multifamily							
Pass	$ 90,092	$ 11,538	$ 108,830	$ 18,621	$ 8,198	$ 29,871	$ 267,150
Watch List - Doubtful	17,901	25,064	—	—	—	—	42,965
Total Commercial real estate: multifamily	$ 107,993	$ 36,602	$ 108,830	$ 18,621	$ 8,198	$ 29,871	$ 310,115
Residential: first lien							
Pass	$ 180,743	$ 107,100	$ 81,618	$ 57,503	$ 29,316	$ 73,390	$ 529,670
Watch List - Substandard	95	—	—	274	—	—	369
Watch List - Doubtful	23	—	22	—	—	—	45
Total Residential: first lien	$ 180,861	$ 107,100	$ 81,640	$ 57,777	$ 29,316	$ 73,390	$ 530,084
Residential: first lien							
Current-period gross writeoffs	$ —	$ —	$ —	$ —	$ —	$ 46	$ 46
Residential: junior lien							
Pass	$ 91,202	$ 73,740	$ 65,144	$ 70,969	$ 65,799	$ 102,234	$ 469,088
Watch List- Doubtful	141	—	—	—	—	—	141
Total Residential: junior lien	$ 91,343	$ 73,740	$ 65,144	$ 70,969	$ 65,799	$ 102,234	$ 469,229
Consumer							
Pass	$ 38,778	$ 8,137	$ 904	$ 422	$ 22	$ 1,514	$ 49,777
Total Consumer	$ 38,778	$ 8,137	$ 904	$ 422	$ 22	$ 1,514	$ 49,777
Consumer							
Current-period gross writeoffs	$ 43	$ 120	$ 22	$ —	$ —	$ —	$ 185
Foreign							
Pass	$ 124,716	$ 30,648	$ 16,877	$ 6,962	$ 2,879	$ 4,479	$ 186,561
Total Foreign	$ 124,716	$ 30,648	$ 16,877	$ 6,962	$ 2,879	$ 4,479	$ 186,561
Total Loans	$ 3,472,021	$ 2,298,973	$ 1,284,843	$ 826,553	$ 404,659	$ 522,777	$ 8,809,826

	2023	2022	2021	2020	2019	Prior	Total
			(Dollars in Thousands)				
Balance at December 31, 2023							
Domestic							
Commercial							
Pass	$ 791,233	$ 272,919	$ 364,271	$ 50,602	$ 21,468	$ 74,119	$ 1,574,612
Special Review	7,613	1,800	164	—	—	—	9,577
Watch List - Pass	11,865	—	—	—	—	—	11,865
Watch List - Substandard	1,180	92	28	—	—	4	1,304
Watch List - Doubtful	27	30,810	35	—	—	—	30,872
Total Commercial	$ 811,918	$ 305,621	$ 364,498	$ 50,602	$ 21,468	$ 74,123	$ 1,628,230
Commercial							
Current-period gross writeoffs	$ 7,053	$ 2,187	$ 155	$ 264	$ 2	$ 3	$ 9,664
Commercial real estate: other construction & land development							
Pass	$ 938,739	$ 674,037	$ 324,238	$ 96,400	$ 14,058	$ 3,219	$ 2,050,691
Watch List - Substandard	25,230	—	—	—	—	—	25,230
Watch List - Doubtful	2,726	12,975	—	—	—	—	15,701
Total Commercial real estate: other construction & land development	$ 966,695	$ 687,012	$ 324,238	$ 96,400	$ 14,058	$ 3,219	$ 2,091,622
Commercial real estate: farmland & commercial							
Pass	$ 888,878	$ 628,653	$ 415,458	$ 267,705	$ 184,164	$ 248,626	$ 2,633,484
Special Review	5,205	—	3,357	—	—	—	8,562
Watch List - Pass	16,654	87	233	—	—	—	16,974
Watch List - Substandard	129,644	2,201	—	2,304	84	1	134,234
Watch List - Doubtful	211	88	—	—	—	—	299
Total Commercial real estate: farmland & commercial	$ 1,040,592	$ 631,029	$ 419,048	$ 270,009	$ 184,248	$ 248,627	$ 2,793,553
Commercial real estate: multifamily							
Pass	$ 123,523	$ 94,551	$ 42,081	$ 73,652	$ 10,743	$ 36,193	$ 380,743
Watch List - Doubtful	—	96	—	—	—	—	96
Total Commercial real estate: multifamily	$ 123,523	$ 94,647	$ 42,081	$ 73,652	$ 10,743	$ 36,193	$ 380,839
Residential: first lien							
Pass	$ 180,127	$ 83,568	$ 68,082	$ 39,935	$ 27,499	$ 78,306	$ 477,517
Watch List - Substandard	—	—	327	—	—	95	422
Watch List - Doubtful	—	93	—	—	—	—	93
Total Residential: first lien	$ 180,127	$ 83,661	$ 68,409	$ 39,935	$ 27,499	$ 78,401	$ 478,032
Residential: first lien							
Current-period gross writeoffs	$ —	$ —	$ —	$ —	$ —	$ 43	$ 43
Residential: junior lien							
Pass	$ 88,628	$ 76,845	$ 96,411	$ 76,490	$ 34,870	$ 87,625	$ 460,869
Total Residential: junior lien	$ 88,628	$ 76,845	$ 96,411	$ 76,490	$ 34,870	$ 87,625	$ 460,869
Residential: junior lien							
Current-period gross writeoffs	$ —	$ —	$ —	$ —	$ —	$ 298	$ 298
Consumer							
Pass	$ 36,639	$ 5,366	$ 1,043	$ 237	$ 157	$ 1,679	$ 45,121
Total Consumer	$ 36,639	$ 5,366	$ 1,043	$ 237	$ 157	$ 1,679	$ 45,121
Consumer							
Current-period gross writeoffs	$ 54	$ 115	$ 9	$ —	$ 1	$ —	$ 179
Foreign							
Pass	$ 116,104	$ 43,842	$ 12,317	$ 2,016	$ 2,797	$ 3,619	$ 180,695
Total Foreign	$ 116,104	$ 43,842	$ 12,317	$ 2,016	$ 2,797	$ 3,619	$ 180,695
Total Loans	$ 3,364,226	$ 1,928,023	$ 1,328,045	$ 609,341	$ 295,840	$ 533,486	$ 8,058,961

The increase in Watch-List Pass Commercial loans at December 31, 2024 compared to December 31, 2023 can be primarily attributable to a relationship secured by commercial property, which was downgraded in the fourth quarter of 2024, offset by the charge-down of a loan secured by equipment and pipeline infrastructure used in the oil and gas industry and oil and gas production that was charged down in the first quarter of 2024, as previously discussed. The increase in Special Review Commercial real estate: other construction and land development loans at December 31, 2024 compared to December 31, 2023 can be attributed to a loan secured by residential lots that was upgraded from Watch-List Substandard. The decrease in Watch-List Substandard loans in the same category for the same period can be attributed to the upgrade to Special Review of the residential lot loan, as mentioned, and the reclassification of a loan securing a hotel upon the completion of construction to the Commercial real estate: farmland & commercial category. The increase in Commercial real estate: multifamily loans can be primarily attributed to two loans secured by apartments that were placed on non-accrual in 2024.

(5) Bank Premises and Equipment

A summary of bank premises and equipment, by asset classification, at December 31, 2024 and 2023 were as follows:

	Estimated useful lives				2024	2023
					(Dollars in Thousands)	
Bank buildings and improvements	5	-	39	years	$ 588,093	$ 582,075
Furniture, equipment and vehicles	1	-	20	years	331,200	325,855
Land					110,919	108,551
Less: accumulated depreciation					(601,991)	(579,387)
Bank premises and equipment, net					$ 428,221	$ 437,094

(6) Deposits

Deposits as of December 31, 2024 and 2023 and related interest expense for the years ended December 31, 2024, 2023, and 2022 were as follows:

	2024	2023
	(Dollars in Thousands)	
Deposits:		
Demand - non-interest bearing		
Domestic	$ 3,790,875	$ 4,126,635
Foreign	821,469	904,210
Total demand non-interest bearing	4,612,344	5,030,845
Savings and interest bearing demand		
Domestic	3,317,461	3,161,411
Foreign	1,282,496	1,207,121
Total savings and interest bearing demand	4,599,957	4,368,532
Time, certificates of deposit $100,000 or more		
Domestic	876,254	763,419
Foreign	1,390,566	1,103,710
Less than $100,000		
Domestic	317,220	289,565
Foreign	315,503	268,483
Total time, certificates of deposit	2,899,543	2,425,177
Total deposits	$ 12,111,844	$ 11,824,554

	2024	2023	2022
	(Dollars in Thousands)		
Interest expense:			
Savings and interest bearing demand			
Domestic	$ 56,759	$ 42,148	$ 9,196
Foreign.	25,153	18,189	3,490
Total savings and interest bearing demand . .	81,912	60,337	12,686
Time, certificates of deposit $100,000 or more			
Domestic	32,283	18,597	5,528
Foreign.	47,420	25,471	3,867
Less than $100,000			
Domestic	8,748	4,592	1,027
Foreign.	8,517	4,498	735
Total time, certificates of deposit	96,968	53,158	11,157
Total interest expense on deposits	$ 178,880	$ 113,495	$ 23,843

Scheduled maturities of time deposits as of December 31, 2024 were as follows:

	Total
	(in thousands)
2025	$ 2,730,997
2026	119,228
2027	32,607
2028	16,285
2029	424
Thereafter	2
Total	$ 2,899,543

Scheduled maturities of time deposits in amounts of $100,000 or more at December 31, 2024, were as follows:

	Total
	(in thousands)
Due within 3 months or less	$ 982,133
Due after 3 months and within 6 months	698,349
Due after 6 months and within 12 months	465,005
Due after 12 months	121,333
	$ 2,266,820

Time deposits that meet or exceed the FDIC insurance limit of $250,000 at December 31, 2024 and December 31, 2023 were $1,494,267,000 and $1,202,170,000, respectively.

(7) Securities Sold Under Repurchase Agreements

Our Subsidiary Banks have entered into repurchase agreements with individual customers of the Subsidiary Banks. The purchasers have agreed to resell to the Subsidiary Banks identical securities upon the maturities of the agreements. Securities sold under repurchase agreements were mortgage-backed securities and averaged $616,208,000 and $469,152,000 during 2024 and 2023, respectively, and the maximum amount outstanding at any month end during 2024 and 2023 was $713,772,000 and $544,418,000, respectively.

Notes to Consolidated Financial Statements (Continued)

Further information related to repurchase agreements at December 31, 2024 and 2023 is set forth in the following table:

	Collateral Securities		Repurchase Borrowing	
	Book Value of Securities Sold	Fair Value of Securities Sold	Balance of Liability	Weighted Average Interest Rate
	(Dollars in Thousands)			
December 31, 2024 term:				
Overnight agreements	$ 775,760	$ 687,091	$ 523,152	3.09 %
1 to 29 days	15,872	13,604	11,100	4.75
30 to 90 days	—	—	—	—
Over 90 days	1,914	1,871	1,070	4.00
Total	$ 793,546	$ 702,566	$ 535,322	3.12 %
December 31, 2023 term:				
Overnight agreements	$ 667,647	$ 587,673	$ 518,650	3.76 %
1 to 29 days	24,842	20,454	10,696	4.50
30 to 90 days	—	—	—	—
Over 90 days	1,623	1,574	1,070	4.00
Total	$ 694,112	$ 609,701	$ 530,416	3.78 %

The book value and fair value of securities sold includes the entire book value and fair value of securities partially or fully pledged under repurchase agreements.

(8) Other Borrowed Funds

Other borrowed funds include Federal Home Loan Bank borrowings, which may be short, and long-term fixed borrowings issued by the Federal Home Loan Bank of Dallas and the Federal Home Loan Bank of Topeka at the market price offered at the time of funding. These borrowings are secured by mortgage-backed investment securities and a portion of our loan portfolio.

Further information regarding our other borrowed funds at December 31, 2024 and 2023 is set forth in the following table:

	December 31,	
	2024	2023
	(Dollars in Thousands)	
Federal Home Loan Bank advances—long-term(1)		
Balance at year end	$ 10,541	$ 10,745
Rate on balance outstanding at year end	2.61 %	2.61 %
Average daily balance	$ 10,635	$ 10,837
Average rate	2.61 %	2.61 %
Maximum amount outstanding at any month end	$ 10,729	$ 10,928

---

(1) Long-term advances at December 31, 2024 and December 31, 2023 consisted of amortizing advances. Two amortizing advances are outstanding at December 31, 2024 in the amounts of $2,852,000 and $7,689,000 and mature in December 2033 and November 2033, respectively. The amortization on the amortizing long-term advances totals approximately $210,000, $215,000, $221,000, $227,000 and $233,000 for the years ending December 31, 2025, 2026, 2027, 2028 and December 31, 2029, respectively.

(9) Junior Subordinated Deferrable Interest Debentures

We currently have four statutory business trusts under the laws of the State of Delaware for the purpose of issuing trust preferred securities. These statutory business trusts (the "Trusts") each issued capital and common securities ("Capital

Notes to Consolidated Financial Statements (Continued)

and Common Securities") and invested the proceeds thereof in an equivalent amount of junior subordinated debentures (the "Debentures") we issued. As of December 31, 2024 and December 31, 2023, the principal amount of debentures outstanding totaled $108,868,000, respectively.

The Debentures are subordinated and junior in right of payment to all our present and future senior indebtedness (as defined in the respective indentures) and are *pari passu* with one another. The interest rate payable on, and the payment terms of the Debentures are the same as the distribution rate and payment terms of the respective issues of Capital and Common Securities issued by the Trusts. We have fully and unconditionally guaranteed the obligations of each of the Trusts with respect to the Capital and Common Securities. We have the right, unless an Event of Default (as defined in the Indentures) has occurred and is continuing, to defer payment of interest on the Debentures for up to twenty consecutive quarterly periods on Trusts IX, X, XI, and XII. If interest payments on any of the Debentures are deferred, distributions on both the Capital and Common Securities related to that Debenture would also be deferred. The redemption prior to maturity of any of the Debentures may require the prior approval of the Federal Reserve and/or other regulatory bodies.

For financial reporting purposes, the Trusts are treated as investments and not consolidated in the consolidated financial statements. Although the Capital Securities issued by each of the Trusts are not included as a component of shareholders' equity on the consolidated statement of condition, the Capital Securities are treated as capital for regulatory purposes. Specifically, under applicable regulatory guidelines, the Capital Securities issued by the Trusts qualify as Tier 1 capital up to a maximum of 25% of Tier 1 capital on an aggregate basis. Any amount that exceeds the 25% threshold would qualify as Tier 2 capital. At December 31, 2024 and December 31, 2023, the total $108,868,000, respectively, of the Capital Securities outstanding qualified as Tier 1 capital.

The following table illustrates key information about each of the Debentures and their interest rates at December 31, 2024:

	Junior Subordinated Deferrable Interest Debentures (Dollars in Thousands)	Repricing Frequency	Interest Rate	Interest Rate Index[1]			Maturity Date	Optional Redemption Date[2]
Trust IX	$ 41,238	Quarterly	6.47 %	SOFR	+	1.62	October 2036	October 2011
Trust X	21,021	Quarterly	6.48 %	SOFR	+	1.65	February 2037	February 2012
Trust XI	25,990	Quarterly	6.47 %	SOFR	+	1.62	July 2037	July 2012
Trust XII.	20,619	Quarterly	6.21 %	SOFR	+	1.45	September 2037	September 2012
	$ 108,868							

(1) On July 1, 2023, the interest rate index on the Capital and Common Securities transitioned from U.S.-dollar London Interbank Offered Rate ("LIBOR") to the Three-Month CME Term Secured Overnight Financing rate ("SOFR") with a 26-basis point spread adjustment.

(2) The Capital Securities may be redeemed in whole or in part on any interest payment date after the Optional Redemption Date.

(10) Earnings per Share ("EPS")

Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding. The computation of diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The calculation of the basic EPS and the diluted EPS for the years ended December 31, 2024, 2023, and 2022 is set forth in the following table:

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
		(Dollars in Thousands, Except Per Share Amounts)	
December 31, 2024:			
Basic EPS			
Net income available to common shareholders	$ 409,167	62,180,448	$ 6.58
Potential dilutive common shares	—	117,830	
Diluted EPS	$ 409,167	62,298,278	$ 6.57
December 31, 2023:			
Basic EPS			
Net income available to common shareholders	$ 411,768	62,082,827	$ 6.63
Potential dilutive common shares	—	138,774	
Diluted EPS	$ 411,768	62,221,601	$ 6.62
December 31, 2022:			
Basic EPS			
Net income available to common shareholders	$ 300,232	62,658,414	$ 4.79
Potential dilutive common shares	—	151,820	
Diluted EPS	$ 300,232	62,810,234	$ 4.78

(11) Employees' Profit-Sharing Plan

We have a deferred profit-sharing plan for full-time employees with a minimum of one year of continuous employment. Our annual contribution to the plan is based on a percentage, as determined by our Board of Directors, of income before income taxes, as defined, for the year. Allocation of the contribution among officers and employees' accounts is based on length of service and amount of salary earned. Profit sharing costs of $4,460,000, $4,011,000, and $4,300,000 were charged to income for the years ended December 31, 2024, 2023, and 2022, respectively.

(12) International Operations

We provide international banking services for our customers through our Subsidiary Banks. Neither we nor our Subsidiary Banks have facilities located outside the United States. International operations are distinguished from domestic operations based upon the domicile of the customer.

Because the resources we employ are common to both international and domestic operations, it is not practical to determine net income generated exclusively from international activities.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

A summary of assets attributable to international operations at December 31, 2024 and 2023 are as follows:

	2024	2023
	(Dollars in Thousands)	
Loans:		
Commercial	$ 99,836	$ 106,241
Others	86,725	74,454
	186,561	180,695
Less allowance for probable credit losses	(1,346)	(1,283)
Net loans	$ 185,215	$ 179,412
Accrued interest receivable	$ 991	$ 876

At December 31, 2024 and December 31, 2023, we had $149,543,000 and $147,551,000, respectively, in outstanding standby and commercial letters of credit to facilitate trade activities.

Revenues directly attributable to international operations were approximately $8,669,000, $8,212,000, and $4,821,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

(13) Income Taxes

We file a consolidated U.S. Federal and State income tax return. The current and deferred portions of net income tax expense included in the consolidated statements of income are presented below for the years ended December 31:

	2024	2023	2022
	(Dollars in Thousands)		
Current			
U.S.	$ 105,114	$ 82,657	$ 66,670
State	5,905	6,137	5,118
Total current taxes	111,019	88,794	71,788
Deferred			
U.S.	(11,430)	23,001	10,555
State	(36)	(51)	64
Total deferred taxes	(11,466)	22,950	10,619
Total income taxes	$ 99,553	$ 111,744	$ 82,407

The income tax expense differs from the amount computed by applying the U.S. Federal income tax rate of 21% for 2024, 2023, and 2022 to income before income taxes. Included in the table below is the net tax benefit related to investments in LIHTC projects. Additional information on LIHTC investments can be found in Note 2 – Investment

Securities, Equity Securities with Readily Determinable Fair Values and Other Investments. The reasons for the differences for the years ended December 31 are as follows:

	2024	2023	2022
	(Dollars in Thousands)		
Computed expected tax expense	$ 107,134	$ 110,065	$ 80,893
Change in taxes resulting from:			
Tax-exempt interest income	(3,233)	(3,663)	(2,433)
State tax, net of federal income taxes, tax credit and refunds	4,636	4,808	4,094
Other investment income.	(2,626)	(2,761)	(1,391)
Net investment in low income housing investments	(2,531)	1,974	1,906
Other	(3,827)	1,321	(662)
Actual tax expense.	$ 99,553	$ 111,744	$ 82,407

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023 are reflected below:

	2024	2023
	(Dollars in Thousands)	
Deferred tax assets:		
Loans receivable, principally due to the allowance for probable loan losses	$ 40,883	$ 32,136
Other real estate owned	1,443	1,649
Accrued expenses.	539	581
Net unrealized losses on available for sale investment securities. . .	105,339	110,584
Other	1,480	1,352
Total deferred tax assets.	149,684	146,302
Deferred tax liabilities:		
Bank premises and equipment, principally due to differences on depreciation	(14,648)	(14,879)
Impairment charges on available-for-sale securities	(19)	(19)
Identified intangible assets and goodwill	(14,151)	(14,151)
Partnership investment pass through.	(55,117)	(58,376)
Other	(4,189)	(3,321)
Total deferred tax liabilities.	(88,124)	(90,746)
Net deferred tax asset	$ 61,560	$ 55,556

The net deferred tax asset of $61,560,000 and $55,556,000 at December 31, 2024 and December 31, 2023, respectively, is included in other assets in the consolidated statements of condition.

(14) Stock Options and Stock Appreciation Rights

On April 5, 2012, the Board of Directors adopted the 2012 International Bancshares Corporation Stock Option Plan (the "2012 Plan"). There were 800,000 shares of common stock available for stock option grants under the 2012 Plan, which were qualified incentive stock options ("ISOs") or non-qualified stock options. Options granted may be exercisable for a period of up to 10 years from the date of grant, excluding ISOs granted to 10% shareholders, which may be exercisable for a period of up to only five years. On April 4, 2022, the 2012 Plan expired and was not renewed.

The fair value of each option award granted under the plan was estimated on the date of grant using a Black-Scholes-Merton option valuation model that uses the assumptions noted in the following table. Expected volatility was based on the historical volatility of the price of our stock. We used historical data to estimate the expected dividend yield and employee termination rates within the valuation model. The expected term of options was derived from historical exercise behavior. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of option activity under the stock option plans for the twelve months ended December 31, 2024 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($) (in Thousands)
Options outstanding at December 31, 2023	383,865	$ 30.65		
Plus: Options granted	—	—		
Less:				
Options exercised	(149,773)	25.08		
Options expired	—	—		
Options forfeited	(21,937)	23.93		
Options outstanding at December 31, 2024	212,155	35.27	4.13	$ 5,918
Options fully vested and exercisable at December 31, 2024	121,714	$ 35.92	3.31	$ 3,316

Stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2024, 2023, and 2022 was approximately $214,000, $330,000, and $449,000, respectively. As of December 31, 2024, there was approximately $218,000 of total unrecognized stock-based compensation cost related to non-vested options granted under our plans that will be recognized over a weighted average period of 1.4 years.

Other information pertaining to option activity during the twelve months ended December 31, 2024, 2023, and 2022 is as follows:

	Twelve Months Ended December 31,		
	2024	2023	2022
Weighted average grant date fair value of stock options granted	$ —	$ —	$ 11.24
Total fair value of stock options vested	$ 616,286	$ 514,000	$ 514,000
Total intrinsic value of stock options exercised . .	$ 4,640,000	$ 1,060,000	$ 1,670,000

On April 18, 2022, the Board of Directors adopted the 2022 International Bancshares Stock Appreciation Rights Plan (the "SAR Plan"). There are 750,000 shares of underlying common stock that may be used for stock appreciation right ("SAR") grants under the plan, however, no actual shares will be granted. Upon exercise, the SAR will be settled in cash. SARs granted may be exercisable for a period of up to 10 years from the date of grant and may vest over an eight-year period. As of December 31, 2024, a total of 456,702 SARS had been issued under the SAR Plan.

A summary of activity under the SAR Plan for the twelve months ended December 31, 2024 is as follows:

	Number of stock appreciation rights	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($)
				(in Thousands)
SARs outstanding at December 31, 2023	465,250	$ 39.35		
Plus: SARs granted	8,000	53.91		
Less:				
SARs exercised.	(2,548)	39.33		
SARs expired	—	—		
SARs forfeited	(14,000)	39.33		
SARs outstanding at December 31, 2024	456,702	39.61	7.54	$ 10,757
SARs fully vested and exercisable at December 31, 2024	22,435	$ 39.35	7.50	$ 534

The fair value of the liability for payments due to stock appreciation rights holders at December 31, 2024 and December 31, 2023 is approximately $4,540,000 and $1,464,000, respectively, as calculated using a Black-Scholes-Merton model, and is included in other liabilities on the consolidated statements of condition. The expense recorded in connection with all grants under the SAR Plan totaled $3,144,000, $918,000 and $546,000, respectively, for the twelve months ended December 31, 2024, 2023, and 2022. As of December 31, 2024, there was approximately $8,309,000 in unrecognized liability related to non-vested SARs granted under the plan that will be recognized over a weighted average period of 7.5 years.

(15) Commitments, Contingent Liabilities and Other Matters

On March 15, 2020, the FRB announced that it had reduced regulatory reserve requirements to zero percent effective on March 26, 2020; therefore, no cash is required to be maintained to satisfy regulatory reserve requirements.

We are involved in various legal proceedings that are in various stages of litigation. We have determined, based on discussions with our counsel that any material loss in such actions, individually or in the aggregate, is remote or the damages sought, even if fully recovered, would not be considered material to our consolidated statements of condition and related statements of income, comprehensive income, shareholders' equity, and cash flows. However, many of these matters are in various stages of proceedings and further developments could cause management to revise its assessment of these matters.

(16) Transactions with Related Parties

In the ordinary course of business, the Subsidiary Banks make loans to our directors and executive officers, including their affiliates, families, and companies in which they are principal owners. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectability or present other unfavorable features. The aggregate amounts receivable from such related parties amounted to approximately $6,669,000 and $13,335,000 at December 31, 2024 and 2023, respectively.

(17) Financial Instruments with Off-Statement of Condition Risk and Concentrations of Credit Risk

In the normal course of business, the Subsidiary Banks are party to financial instruments with off-statement of condition risk to meet the financing needs of their customers. These financial instruments include commitments to their customers. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated statement of condition. The contract amounts of these instruments reflect the extent of involvement the Subsidiary Banks have in particular classes of financial instruments. At December 31, 2024, the following financial amounts of instruments, whose contract amounts represent credit risks, were outstanding (in thousands):

Commitments to extend credit	$	3,440,252
Credit card lines	$	12,985
Standby letters of credit	$	147,435
Commercial letters of credit	$	2,108

We enter into a standby letter of credit to guarantee performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved is represented by the contractual amounts of those instruments. Under the standby letters of credit, we are required to make payments to the beneficiary of the letters of credit upon request by the beneficiary so long as all performance criteria have been met. At December 31, 2024, the maximum potential amount of future payments is approximately $147,435,000. At December 31, 2024, the fair value of these guarantees is not significant. Unsecured letters of credit totaled approximately $23,334,000 and $23,677,000 at December 31, 2024 and 2023, respectively.

We enter into commercial letters of credit on behalf of our customers which authorize a third party to draw drafts upon us up to a stipulated amount and with specific terms and conditions. A commercial letter of credit is a conditional commitment on our part to provide payment on drafts drawn in accordance with the terms of the commercial letter of credit.

The Subsidiary Banks' exposure to credit loss in the event of nonperformance by the other party to the above financial instruments is represented by the contractual amounts of the instruments. The Subsidiary Banks use the same credit policies in making commitments and conditional obligations as they do for on-statement of condition instruments. The Subsidiary Banks control the credit risk of these transactions through credit approvals, limits, and monitoring procedures. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates normally less than one year or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Subsidiary Banks evaluate each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Subsidiary Banks upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include residential and commercial real estate, bank certificates of deposit, accounts receivable, and inventory.

The Subsidiary Banks make commercial, real estate and consumer loans to customers principally located in south, central and southeast Texas and the State of Oklahoma. Although the loan portfolio is diversified, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economic conditions in these areas, especially in the real estate and commercial business sectors.

(18) Capital Requirements

Bank regulatory agencies limit the amount of dividends, which the Subsidiary Banks can pay, without obtaining prior approval from such agencies. At December 31, 2024, the Subsidiary Banks could pay dividends of up to $1,440,000,000 without prior regulatory approval and without adversely affecting their "well-capitalized" status under regulatory capital rules in effect at December 31, 2024. In addition to legal requirements, regulatory authorities also consider the adequacy of the Subsidiary Banks' total capital in relation to their deposits and other factors. These capital adequacy considerations also limit amounts available for payment of dividends. We historically have not allowed any Subsidiary Bank to pay dividends in such a manner as to impair its capital adequacy.

We and the Subsidiary Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-statement of condition items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Current quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table on the following page) of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2024, that we met all capital adequacy requirements to which we are subject.

In July 2013, the FDIC and other regulatory bodies established a new, comprehensive capital framework for U.S. banking organizations, consisting of minimum requirements that increase both the quantity and quality of capital held by banking organizations. The final rules are a result of the implementation of the Basel III capital reforms and various related capital provisions of the Dodd-Frank Act. Consistent with the Basel international framework, the rules include a new minimum ratio of Common Equity Tier 1 ("CET1") capital to risk-weighted assets of 4.5% and a CET1 capital conservation buffer of 2.5% of risk-weighted assets, effectively resulting in a minimum ratio of CET1 capital to risk-weighted assets of at least 7% upon full implementation. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 capital to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. The rules also raised the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and include a minimum leverage ratio of 4% for all banking organizations. Regarding the quality of capital, the rules emphasize CET1 capital and implements strict eligibility criteria for regulatory capital instruments. The rules also improve the methodology for calculating risk-weighted assets to enhance risk sensitivity. The rules were subject to a four-year phase-in period for mandatory compliance, and we were required to begin to phase-in the new rules beginning on January 1, 2015. We believe that as of December 31, 2024, we meet all fully phased-in capital adequacy requirements.

In November 2017, the OCC, the FRB and the FDIC finalized a proposed rule that extends the current treatment under the regulatory capital rules for certain regulatory capital deductions and risk weights and certain minority interest requirements, as they apply to banking organizations that are not subject to the advanced approaches capital rules. Effective January 1, 2018, the rule also paused the full transition to the Basel III treatment of mortgage servicing assets, certain deferred tax assets, investments in the capital of unconsolidated financial institutions and minority interests. The agencies are also considering whether to make adjustments to the capital rules in response to CECL (the FASB Standard relating to current expected credit loss) and its potential impact on regulatory capital. Pursuant to rules issued by the federal bank regulatory agencies in February 2019 and March 2020, banking organizations were given options to phase in the adoption of CECL over a three-year transition period through December 31, 2022 or over a five-year transition period through December 31, 2024. Rather than electing to make one of the phase-in options, we immediately recognized the capital impact upon adopting CECL accounting standards on January 1, 2020, which resulted in an increase in our allowance for probable loan losses and a one-time cumulative-effect adjustment to retained earnings upon adoption.

In December 2017, the Basel Committee on Banking Supervision unveiled its final set of standards and reforms to its Basel III regulatory capital framework, commonly called "Basel III Endgame" or "Basel IV." The Basel IV framework makes changes to the capital framework first introduced as "Basel III" in 2010 and aim to reduce excessive variability in banks' calculations of risk-weighted capital ratios. Implementation of Basel IV began on January 1, 2023 and will continue over a five-year transition period by regulators in individual countries, including the U.S. federal bank regulatory agencies. The U.S. has targeted implementation of Basel IV to begin on July 1, 2025, subject to a three-year transition period with full compliance expected by July 1, 2028.

As of December 31, 2024, our capital levels continue to exceed all capital adequacy requirements under the Basel III Capital Rules as currently applicable to us.

On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 ("EGRRCPA") was enacted, and, among other things, it includes a simplified capital rule change which effectively exempts banks with assets of less than $10 billion that exceed the "community bank leverage ratio," from all risk-based capital requirements, including Basel III and its predecessors. The federal banking agencies must establish the "community bank leverage ratio" (a ratio of tangible equity to average consolidated assets) between 8% and 10% before community banks can begin to take advantage of this regulatory relief provision. Some of the Subsidiary Banks, with assets of less than $10 billion, may qualify for this exemption. Additionally, under the EGRRCPA, qualified bank holding companies with assets of up to $3 billion (currently $1 billion) will be eligible for the Federal Reserve's Small Bank Holding Company Policy Statement, which eases limitations on the issuance of debt by holding companies. On August 28, 2018, the Federal Reserve issued an interim final rule expanding the applicability of its Small Bank Holding Company Policy Statement. While holding companies that meet the conditions of the policy statement are excluded from consolidated capital requirements, their depository institutions continue to be subject to minimum capital requirements. Finally, for banks that continue to be subject to the risk-based capital rules of Basel III (e.g., 150%), certain commercial real estate loans that were formally classified as high volatility commercial real estate 31 ("HVCRE") will not be subject to heightened risk weights if they meet certain criteria. Also, while acquisition, development, and construction loans will generally be subject to heightened risk weights, certain exceptions will apply. On September 18, 2018, the federal banking agencies issued a proposed rule modifying the agencies' capital rules for HVCRE.

As of December 31, 2024, the most recent notification from the FDIC categorized all the Subsidiary Banks as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," we must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed our categorization as well-capitalized.

Notes to Consolidated Financial Statements (Continued)

Our actual capital amounts and ratios for 2024 under current guidelines are presented in the following table:

	Actual Amount	Actual Ratio	For Capital Adequacy Purposes Phase In Schedule Amount (greater than or equal to)	For Capital Adequacy Purposes Phase In Schedule Ratio (greater than or equal to)	To Be Well-Capitalized Under Prompt Corrective Action Provisions Amount (greater than or equal to)	To Be Well-Capitalized Under Prompt Corrective Action Provisions Ratio (greater than or equal to)
			(Dollars in Thousands)			
As of December 31, 2024:						
Common Equity Tier 1 (to Risk Weighted Assets):						
Consolidated	$ 2,893,228	22.42 %	$ 903,203	7.000 %	N/A	N/A
International Bank of Commerce, Laredo	1,638,720	19.46	589,359	7.000	$ 547,262	6.50 %
International Bank of Commerce, Brownsville	554,879	26.11	148,761	7.000	138,136	6.50
International Bank of Commerce, Oklahoma	240,023	20.57	81,679	7.000	75,845	6.50
Commerce Bank	102,200	37.50	19,077	7.000	17,714	6.50
International Bank of Commerce, Zapata	66,932	32.74	14,310	7.000	13,287	6.50
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 3,136,215	24.31 %	$ 1,354,805	10.500 %	N/A	N/A
International Bank of Commerce, Laredo	1,744,057	20.71	884,039	10.500	$ 841,942	10.00 %
International Bank of Commerce, Brownsville	578,515	27.22	223,142	10.500	212,516	10.00
International Bank of Commerce, Oklahoma	254,659	21.82	122,519	10.500	116,685	10.00
Commerce Bank	105,090	38.56	28,616	10.500	27,253	10.00
International Bank of Commerce, Zapata	69,278	33.89	21,464	10.500	20,442	10.00
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 2,974,881	23.06 %	$ 1,096,747	8.500 %	N/A	N/A
International Bank of Commerce, Laredo	1,638,720	19.46	715,651	8.500	$ 673,554	8.00 %
International Bank of Commerce, Brownsville	554,879	26.11	180,639	8.500	170,013	8.00
International Bank of Commerce, Oklahoma	240,023	20.57	99,182	8.500	93,348	8.00
Commerce Bank	102,200	37.50	23,165	8.500	21,802	8.00
International Bank of Commerce, Zapata	66,932	32.74	17,376	8.500	16,354	8.00
Tier 1 Capital (to Average Assets):						
Consolidated	$ 2,974,881	18.84 %	$ 631,755	4.00 %	$ N/A	N/A
International Bank of Commerce, Laredo	1,638,720	17.67	370,911	4.00	463,639	5.00 %
International Bank of Commerce, Brownsville	554,879	13.08	169,680	4.00	212,100	5.00
International Bank of Commerce, Oklahoma	240,023	14.47	66,341	4.00	82,926	5.00
Commerce Bank	102,200	13.53	30,219	4.00	37,774	5.00
International Bank of Commerce, Zapata	66,932	13.44	19,917	4.00	24,896	5.00

Notes to Consolidated Financial Statements (Continued)

Our actual capital amounts and ratios for 2023 are also presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount (greater than or equal to)	Ratio (greater than or equal to)	Amount (greater than or equal to)	Ratio (greater than or equal to)
			(Dollars in Thousands)			
As of December 31, 2023:						
Common Equity Tier 1 (to Risk Weighted Assets):						
Consolidated	$ 2,563,130	21.72 %	$ 825,968	7.000 %	N/A	N/A
International Bank of Commerce, Laredo	1,444,775	18.54	545,611	7.000	$ 506,639	6.50 %
International Bank of Commerce, Oklahoma	477,390	24.41	136,883	7.000	127,106	6.50
International Bank of Commerce, Brownsville	232,965	20.72	78,718	7.000	73,095	6.50
International Bank of Commerce, Zapata	97,334	36.57	18,628	7.000	17,298	6.50
Commerce Bank	64,110	31.18	14,394	7.000	13,366	6.50
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 2,790,171	23.65 %	$ 1,238,952	10.500 %	N/A	N/A %
International Bank of Commerce, Laredo	1,542,462	19.79	818,416	10.500	$ 779,444	10.00
International Bank of Commerce, Oklahoma	500,268	25.58	205,325	10.500	195,547	10.00
International Bank of Commerce, Brownsville	247,031	21.97	118,076	10.500	112,454	10.00
International Bank of Commerce, Zapata	100,660	37.82	27,943	10.500	26,612	10.00
Commerce Bank	66,680	32.43	21,591	10.500	20,563	10.00
Tier 1 Capital (to Risk Weighted Assets):						%
Consolidated	$ 2,642,492	22.39 %	$ 1,002,961	8.500 %	N/A	N/A
International Bank of Commerce, Laredo	1,444,775	18.54	662,527	8.500	$ 623,555	8.00
International Bank of Commerce, Oklahoma	477,390	24.41	166,215	8.500	156,438	8.00
International Bank of Commerce, Brownsville	232,965	20.72	95,586	8.500	89,963	8.00
International Bank of Commerce, Zapata	97,334	36.57	22,620	8.500	21,290	8.00
Commerce Bank	64,110	31.18	17,478	8.500	16,450	8.00 %
Tier 1 Capital (to Average Assets):						
Consolidated	$ 2,642,492	17.46 %	$ 605,262	4.00 % $	N/A	N/A
International Bank of Commerce, Laredo	1,444,775	16.40	352,412	4.00	440,515	5.00
International Bank of Commerce, Oklahoma	477,390	11.79	161,919	4.00	202,398	5.00
International Bank of Commerce, Brownsville	232,965	14.72	63,294	4.00	79,117	5.00
International Bank of Commerce, Zapata	97,334	14.50	26,858	4.00	33,572	5.00
Commerce Bank	64,110	13.26	19,338	4.00	24,172	5.00

(19) Fair Value

ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; it also establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

- Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 Inputs—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 Inputs—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques,

as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is set forth below.

The following table represents financial instruments reported on the consolidated statements of condition at their fair value as of December 31, 2024 by level within the fair value measurement hierarchy.

| | | Fair Value Measurements at Reporting Date Using | | |
| | | (in Thousands) | | |
	Assets/Liabilities Measured at Fair Value December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Measured on a recurring basis:				
Assets:				
Available for sale debt securities				
Residential mortgage-backed securities	$ 4,835,176	$ —	$ 4,835,176	$ —
States and political subdivisions	152,741	—	152,741	—
Equity Securities	5,394	5,394	—	—
	$ 4,993,311	$ 5,394	$ 4,987,917	$ —

The following table represents financial instruments reported on the consolidated balance sheets at their fair value as of December 31, 2023 by level within the fair value measurement hierarchy.

| | | Fair Value Measurements at Reporting Date Using | | |
| | | (in Thousands) | | |
	Assets/Liabilities Measured at Fair Value December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Measured on a recurring basis:				
Assets:				
Available for sale securities				
Residential mortgage-backed securities	$ 4,660,099	$ —	$ 4,660,099	$ —
States and political subdivisions	162,242	—	162,242	—
Equity Securities.	5,417	5,417	—	—
	$ 4,827,758	$ 5,417	$ 4,822,341	$ —

For the years ended December 31, 2024 and December 31, 2023, debt investment securities available-for-sale are classified within Level 2 of the valuation hierarchy. Equity securities with readily determinable fair values are classified within Level 1. For debt securities classified as Level 2 in the fair value hierarchy, we obtain fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond's terms and conditions, among other things.

Certain financial instruments are measured at fair value on a nonrecurring basis. They are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

The following table represents financial instruments measured at fair value on a non-recurring basis as of and for the period ended December 31, 2024 by level within the fair value measurement hierarchy:

| | | Fair Value Measurements at Reporting Date Using | | |
| | | (in thousands) | | |
	Assets/Liabilities Measured at Fair Value Period ended December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Provision During Period
Measured on a non-recurring basis:					
Assets:					
Watch List—Doubtful loans	$ 169,246	$ —	$ —	$ 169,246	$ 14,662
Other real estate owned	11,537	—	—	11,537	632

The following table represents financial instruments measured at fair value on a non-recurring basis as of and for the year ended December 31, 2023 by level within the fair value measurement hierarchy:

| | | Fair Value Measurements at Reporting Date Using | | |
| | | (in thousands) | | |
	Assets/Liabilities Measured at Fair Value Year ended December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Provision During Period
Measured on a non-recurring basis:					
Assets:					
Watch List—Doubtful loans	$ 46,124	$ —	$ —	$ 46,124	$ 10,221
Other real estate owned	307	—	—	307	2,538

Our assets measured at fair value on a non-recurring basis are limited to loans classified as Watch List—Doubtful and other real estate owned. The tabular disclosures above include only those loans or other real estate owned that had a change in the provision for credit loss during the reporting period or for which a new specific provision for credit loss was established during the reporting period. The fair value of Watch List—Doubtful loans is derived in accordance with FASB ASC Subtopic 326-10, "Financial Instruments – Credit Losses - Overall". They are primarily comprised of collateral-dependent commercial loans. As the primary sources of loan repayments decline, the secondary repayment source, the collateral, takes on greater significance. Correctly evaluating the fair value becomes even more important. Re-measurement of the loan to fair value is done through a specific valuation allowance included in the allowance for credit losses ("ACL"). The fair value of the loan is based on the fair value of the collateral, as determined through either an appraisal or internal evaluation process. The basis for our appraisal and appraisal review process are applicable regulatory guidelines, including regulatory appraisal laws and the Uniform Standards of Professional Appraisal Practice, which are incorporated into our lending policy. All collateral dependent loans are evaluated in accordance with our lending policy to assess if a third-party appraisal is required to be obtained as part of our credit underwriting and monitoring process. Collateral dependent loans that do not meet the requirements for a third-party appraisal are required to undergo an internal evaluation by our in-house independent appraisal staff.

Our determination to either seek an appraisal or to perform an internal evaluation is performed by our credit quality committee, which analyzes the existing collateral values of the doubtful loans and identifies obsolete appraisals or internal evaluations. The credit quality committee reviews the existing appraisal to determine if the collateral value is reasonable in view of the current use of the collateral and the economic environment related to the collateral. The ultimate decision on the appropriate action is made by our independent credit administration team. A new appraisal is not required if an internal evaluation, as performed by our in-house independent appraisal staff, is able to appropriately update the original appraisal assumptions to reflect current market conditions and provide an estimate of the collateral's market value for analysis of the doubtful loan. The internal evaluations must be in writing and contain sufficient information detailing the analysis, assumptions and conclusions, and they must support performing an evaluation in lieu of ordering a new appraisal.

As of December 31, 2024, we had $168,621,000 of doubtful commercial collateral-dependent loans, of which $110,583,000 had an appraisal performed within the immediately preceding rolling twelve-month period, and of which $0 had an internal evaluation performed within the immediately preceding rolling twelve-month period. As of December 31, 2023, we had approximately $46,491,000 of doubtful commercial collateral-dependent loans, of which $1,272,000 had an appraisal performed within the immediately preceding rolling twelve-month period and of which $35,061,000 had an internal evaluation performed within the immediately preceding rolling twelve-month period.

Other real estate owned is comprised of real estate acquired by foreclosure and deeds in lieu of foreclosure. Other real estate owned is carried at the lower of the recorded investment in the property or its fair value less estimated costs to sell such property (as determined by independent appraisal) within Level 3 of the fair value hierarchy. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the ACL (formerly allowance for probable loan losses), if necessary. The fair value is reviewed periodically, and subsequent write downs are made accordingly through a charge to operations. Other real estate owned is included in other assets on the consolidated financial statements. For the twelve months ended December 31, 2024, 2023, and 2022, we recorded approximately $2,228,000, $0, and $2,000, respectively, in charges to the ACL in connection with loans transferred to other real estate owned. For the twelve months ended December 31, 2024, 2023, and 2022, we recorded approximately $632,000, $2,538,000, and $1,627,000, respectively, in adjustments to fair value in connection with other real estate owned.

The fair value estimates, methods, and assumptions for our financial instruments at December 31, 2024 and December 31, 2023 are outlined below.

Cash and Cash Equivalents

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities held-to-maturity

The carrying amounts of investments held-to-maturity approximate fair value.

Investment Securities

For debt investment securities, which may include U.S. Treasury securities, obligations of other U.S. government agencies, obligations of states and political subdivisions and mortgage pass through and related securities, fair values are from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. See disclosures of fair value of investment securities in Note 2 – Investment Securities, Equity Securities with Readily Determinable Fair Values and Other Investments.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics.

For variable rate performing loans, the carrying amount approximates the fair value. For fixed rate performing loans, the fair value is calculated by discounting scheduled cash flows using current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality. Fixed rate performing loans are within Level 3 of the fair value hierarchy. At December 31, 2024 and December 31, 2023, the carrying amount of fixed rate performing loans was $1,216,156,000 and $1,199,347,000, respectively, and the estimated fair value was $1,154,862,000 and $1,073,892,000, respectively.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Deposits

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposit accounts, savings accounts and interest-bearing demand deposit accounts, was equal to the amount payable on demand as of December 31, 2024 and December 31, 2023. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is based on currently offered rates. Time deposits are within Level 3 of the fair value hierarchy. At December 31, 2024 and December 31, 2023, the carrying amount of time deposits was $2,899,543,000 and $2,425,177,000, respectively, and the estimated fair value was $2,895,245,000 and $2,428,681,000, respectively.

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are short-term maturities. Due to the contractual terms of the instruments, the carrying amounts approximated fair value at December 31, 2024 and December 31, 2023.

Junior Subordinated Deferrable Interest Debentures

We currently have floating rate junior subordinated deferrable interest debentures outstanding. Due to the contractual terms of the floating rate junior subordinated deferrable interest debentures, the carrying amounts approximated fair value at December 31, 2024 and December 31, 2023.

Other Borrowed Funds

We currently have long-term borrowings issued from the Federal Home Loan Bank ("FHLB"). The long-term borrowings outstanding at December 31, 2024 and December 31, 2023 are fixed-rate borrowings and the fair value is based on established market spreads for similar types of borrowings. The fixed-rate long-term borrowings are included in Level 2 of the fair value hierarchy. At December 31, 2024 and December 31, 2023, the carrying amount of the fixed-rate long-term FHLB borrowings was $10,541,000 and $10,745,000, respectively, and the estimated fair value was $10,541,000 and $10,745,000, respectively.

Commitments to Extend Credit and Letters of Credit

Commitments to extend credit and fund letters of credit are principally at current interest rates and therefore the carrying amount approximates fair value.

Limitations

Fair value estimates are made at a point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time of our entire holdings of a particular financial instrument. Because no market exists for a significant portion of our financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and off-statement of condition financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include the bank premises and equipment and core deposit value. In addition, the tax ramifications related to the effect of fair value estimates have not been considered in the above estimates.

Notes to Consolidated Financial Statements (Continued)

(20) International Bancshares Corporation (Parent Company Only) Financial Information

Statements of Condition

(Parent Company Only)

December 31, 2024 and 2023

(Dollars in Thousands)

	2024	2023
ASSETS		
Cash	$ 65,858	$ 105,184
Other investments	155,416	111,382
Net loans	60,502	62,150
Investment in subsidiaries	2,622,447	2,281,952
Goodwill	3,365	3,365
Other assets	12,744	8,617
Total assets	$ 2,920,332	$ 2,572,650
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Junior subordinated deferrable interest debentures	$ 108,868	$ 108,868
Due to IBC Trading	21	21
Other liabilities	14,736	15,987
Total liabilities	123,625	124,876
Shareholders' equity:		
Common shares	96,617	96,467
Surplus	159,333	155,511
Retained earnings	3,356,177	3,029,088
Accumulated other comprehensive loss	(379,054)	(397,889)
	3,233,073	2,883,177
Less cost of shares in treasury	(436,366)	(435,403)
Total shareholders' equity	2,796,707	2,447,774
Total liabilities and shareholders' equity	$ 2,920,332	$ 2,572,650

Notes to Consolidated Financial Statements (Continued)

(21) International Bancshares Corporation (Parent Company Only) Financial Information

Statements of Income

(Parent Company Only)

Years ended December 31, 2024, 2023 and 2022

(Dollars in Thousands)

	2024	2023	2022
Income:			
Dividends from subsidiaries	$ 130,000	$ 179,000	$ 222,175
Interest income on notes receivable	7,602	5,769	2,394
(Loss) income on other investments	(3,356)	(6,150)	8,662
Other	1,059	4	857
Total income	135,305	178,623	234,088
Expenses:			
Interest expense (Debentures)	7,762	8,122	5,037
Provision for credit loss	625	500	437
Other	6,252	252	2,291
Total expenses	14,639	8,874	7,765
Income before federal income taxes and equity in undistributed net income of subsidiaries	120,666	169,749	226,323
Income tax (benefit) expense	(833)	(1,365)	504
Income before equity in undistributed net income of subsidiaries	121,499	171,114	225,819
Equity in undistributed net income of subsidiaries	287,668	240,654	74,413
Net income	$ 409,167	$ 411,768	$ 300,232

(22) International Bancshares Corporation (Parent Company Only) Financial Information

Statements of Cash Flows
(Parent Company Only)

Years ended December 31, 2024, 2023 and 2022
(Dollars in Thousands)

	2024	2023	2022
Operating activities:			
Net income	$ 409,167	$ 411,768	$ 300,232
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit loss	625	500	437
Unrealized (gain) loss on equity securities with readily determinable fair values	(27)	(14)	36
Stock compensation expense	214	330	449
(Decrease) increase in other liabilities	(1,251)	4,911	1,743
Equity in undistributed net income of subsidiaries	(287,668)	(240,654)	(74,413)
Net cash provided by operating activities	121,060	176,841	228,484
Investing activities:			
Net increase in loans	(24,528)	(20,170)	(32,556)
Increase in other assets and other investments	(56,575)	(33,285)	(43,343)
Net cash used in investing activities	(81,103)	(53,455)	(75,899)
Financing activities:			
Redemption of long-term debt	—	(25,774)	—
Proceeds from stock transactions	3,758	1,167	1,537
Payments of cash dividends - common	(82,078)	(78,247)	(75,375)
Purchase of treasury stock	(963)	(4,611)	(52,048)
Net cash used in financing activities	(79,283)	(107,465)	(125,886)
(Decrease) increase in cash	(39,326)	15,921	26,699
Cash at beginning of year	105,184	89,263	62,564
Cash at end of year	$ 65,858	$ 105,184	$ 89,263
Non-cash investing activities:			
Net transfers from loans to other investments	$ 25,551	$ —	$ —

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES
Condensed Quarterly Income Statements
(Dollars in Thousands, Except Per Share Amounts)
(Unaudited)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2024				
Interest income	$ 215,564	$ 222,657	$ 215,672	$ 212,089
Interest expense	54,646	54,715	51,441	48,481
Net interest income	160,918	167,942	164,231	163,608
Provision for probable loan losses	1,451	8,602	8,771	12,978
Non-interest income	47,318	43,842	43,520	42,242
Non-interest expense	73,153	76,215	74,108	69,643
Income before income taxes	133,632	126,967	124,872	123,229
Income taxes	18,548	27,195	27,892	25,898
Net income	$ 115,084	$ 99,772	$ 96,980	$ 97,331
Per common share:				
Basic				
Net income	$ 1.85	$ 1.60	$ 1.56	$ 1.57
Diluted				
Net income	$ 1.85	$ 1.60	$ 1.56	$ 1.56

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES
Condensed Quarterly Income Statements
(Dollars in Thousands, Except Per Share Amounts)
(Unaudited)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2023				
Interest income	$ 209,714	$ 204,175	$ 198,124	$ 188,149
Interest expense	45,181	36,847	31,669	22,964
Net interest income	164,533	167,328	166,455	165,185
Provision for probable loan losses	6,697	10,476	8,816	8,587
Non-interest income	46,492	45,385	37,702	40,362
Non-interest expense	68,591	71,200	67,534	68,029
Income before income taxes	135,737	131,037	127,807	128,931
Income taxes	29,361	27,773	27,322	27,288
Net income	$ 106,376	$ 103,264	$ 100,485	$ 101,643
Per common share:				
Basic				
Net income	$ 1.71	$ 1.66	$ 1.62	$ 1.64
Diluted				
Net income	$ 1.71	$ 1.66	$ 1.62	$ 1.64

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES
Condensed Average Statements of Condition
(Dollars in Thousands)
(Unaudited)

Distribution of Assets, Liabilities and Shareholders' Equity

The following table sets forth a comparative summary of average interest earning assets and average interest-bearing liabilities and related interest yields for the years ended December 31, 2024, 2023, and 2022. Tax-exempt income has not been adjusted to a tax-equivalent basis:

	2024			2023			2022		
	Average Balance	Interest	Average Rate/Cost	Average Balance	Interest	Average Rate/Cost	Average Balance	Interest	Average Rate/Cost
					(Dollars in Thousands)				
Assets									
Interest earning assets:									
Loan, net of unearned discounts:									
Domestic	$ 8,224,350	$ 672,611	8.18 %	$ 7,526,132	$ 611,836	8.13 %	$ 6,977,890	$ 397,356	5.69 %
Foreign	131,700	8,669	6.58	147,477	8,212	5.57	138,262	4,821	3.49
Investment securities:									
Taxable	5,238,923	153,486	2.93	5,167,485	132,151	2.56	4,510,293	74,988	1.66
Tax-exempt	158,526	6,146	3.88	162,300	6,259	3.86	70,636	2,541	3.60
Other	510,722	25,070	4.91	869,497	41,704	4.80	2,831,040	46,075	1.63
Total interest-earning assets	14,264,221	865,982	6.07 %	13,872,891	800,162	5.77 %	14,528,121	525,781	3.62 %
Non-interest earning assets:									
Cash and cash equivalents	140,757			141,365			365,194		
Bank premises and equipment, net	414,631			412,678			415,883		
Other assets	1,303,411			1,350,722			1,203,790		
Less allowance for probable loan losses	(153,940)			(141,016)			(116,188)		
Total	$ 15,969,080			$ 15,636,640			$ 16,396,800		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Savings and interest bearing demand deposits	$ 4,498,554	$ 81,912	1.82 %	$ 4,487,192	$ 60,337	1.34 %	$ 4,667,048	$ 12,686	0.27 %
Time deposits:									
Domestic	1,134,834	41,031	3.62	985,189	23,189	2.35	1,020,388	6,555	0.64
Foreign	1,523,829	55,937	3.67	1,262,762	29,969	2.37	1,139,209	4,602	0.40
Securities sold under repurchase agreements	616,208	22,340	3.63	469,152	14,760	3.15	476,877	2,495	0.52
Other borrowings	10,718	281	2.62	10,839	283	2.61	386,924	6,781	1.75
Junior subordinated interest deferrable debentures	108,868	7,782	7.13	115,859	8,123	7.01	134,642	5,037	3.74
Total interest bearing liabilities	7,893,011	209,283	2.65 %	7,330,993	136,661	1.86 %	7,825,088	38,156	0.49 %
Non-interest bearing liabilities:									
Demand Deposits	4,800,102			5,299,865			5,973,462		
Other liabilities	279,972			333,309			200,013		
Shareholders' equity	2,995,995			2,672,483			2,398,237		
Total	$ 15,969,080			$ 15,636,650			$ 16,396,800		
Net interest income		$ 656,699			$ 663,501			$ 487,625	
Net yield on interest earning assets			4.60 %			4.78 %			3.36 %

INTERNATIONAL BANCSHARES CORPORATION
OFFICERS AND DIRECTORS

OFFICERS

DENNIS E. NIXON
Chairman of the Board and President

JUDITH I. WAWROSKI
Chief Accounting Officer and Treasurer

DALIA F. MARTINEZ
Vice President

MIRTA SALCEDO
Auditor

MARISA V. SANTOS
Secretary

HILDA V. TORRES
Assistant Secretary

DIRECTORS

DENNIS E. NIXON
Chairman of the Board
International Bank of Commerce

JAVIER DE ANDA
Senior Vice President
B.P. Newman Investment Company

DOUG HOWLAND
Investments

RUDOLPH M. MILES
Investments

LARRY NORTON
Investments

ROBERTO R. RESENDEZ
Investments

ANTONIO R. SANCHEZ, JR.
Chairman of the Board
Sanchez Oil & Gas Corporation
Investments

DIANA G. ZUNIGA
President and Owner
Investors Alliance, Inc.





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